Ericsson | Third quarter report 2026. October 15, 2026.	1
Third quarter report 2026
Strategic highlights – executing well in a challenging environment
–Solid customer demand in strategic markets, combined with near-term commercial actions, supported organic growth of 7%*.
–Customer wins and deployments across network modernization, differentiated connectivity and mission-critical networks.
–Driving portfolio optimization, pricing and efficiency measures to help offset higher component costs and to strengthen competitiveness.
Financial highlights – sales growth and cost discipline
–Reported sales were SEK 59.5 (56.2) b. Organic* sales increased by 7%* YoY primarily driven by higher sales in Networks. Organic* sales grew in three out of four market areas.
–Adjusted1 gross income increased to SEK 28.4 (27.0) b., driven by Mobile Networks. Reported gross income was SEK 28.0 (26.8) b.
–Adjusted1 gross margin was 47.7% (48.1%). Networks margin increased, supported by retroactive IPR revenues. Enterprise margin was lower, due to the divestment of iconectiv. Cloud Software and Services margin was stable. Reported gross margin was 47.1% (47.6%).
–Adjusted1 EBITA was SEK 10.1 (15.8) b. with a 17.0% (28.1%) margin. Excluding the prior-year period capital gain of SEK 7.6 b., adjusted
EBITA increased. Operating expenses decreased YoY. Reported EBITA was SEK 9.2 (15.5) b., with a 15.5% (27.6%) margin.
–Net income was SEK 5.8 (11.3) b. and diluted EPS was SEK 1.77 (3.33). Prior-year EPS included a SEK 1.72 per share divestment gain.
–Free cash flow before M&A was SEK 4.9 (6.6) b.
–Capital returns to shareholders were SEK 4.8 b. of share repurchases.
Comment from Per Narvinger, President and CEO
We delivered strong third-quarter results, supported by focused execution, the strength of our portfolio, and the trust customers place in Ericsson. During the quarter, I met with many of our customers. A consistent theme was the need for more intelligent and autonomous networks to improve performance, efficiency, robustness and resilience. Ericsson is well positioned, and we are already seeing the efficiency gains from AI-enabled features in our portfolio being deployed in customer networks.
Today, we also announced a simplification of our operating structure that will strengthen our customer focus and drive further efficiencies over time. It will enable us to move faster, improve accountability and better support our customers in a changing market.
Ericsson has a proud history of shaping global connectivity, and I am excited to lead the company in this period of rapid technology change.
Looking ahead, the RAN market is flat, geopolitical uncertainty remains elevated and component costs are a headwind to gross margin next year. We will stay close to our customers, continue to prioritize technology leadership and take disciplined actions to strengthen competitiveness. Ericsson remains well positioned to navigate these challenges and deliver profitable long-term growth, with all segments contributing.

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026	QoQ change	Jan-Sep 2026	Jan-Sep 2025	YoY change
Net sales	59.5	56.2	6%	52.7	13%	161.5	167.4	-4%
Organic sales growth*²⁾	-	-	7%	-	-	-	-	4%
Gross income	28.0	26.8	5%	24.1	16%	75.4	80.0	-6%
Gross margin²⁾	47.1%	47.6%	-	45.8%	-	46.7%	47.8%	-
EBIT	8.9	15.2	-41%	5.9	50%	16.2	27.5	-41%
EBIT margin²⁾	14.9%	26.9%	-	11.2%	-	10.0%	16.4%	-
EBITA²⁾	9.2	15.5	-41%	6.3	47%	17.3	28.9	-40%
EBITA margin²⁾	15.5%	27.6%	-	11.9%	-	10.7%	17.3%	-
Net income	5.8	11.3	-49%	4.1	42%	10.8	20.1	-47%
EPS diluted, SEK	1.77	3.33	-47%	1.22	45%	3.24	5.94	-45%
Free cash flow before M&A²⁾	4.9	6.6	-26%	0.4	-	11.2	11.9	-6%
Net cash, end of period²⁾	60.7	51.9	17%	59.8	1%	60.7	51.9	17%

Adjusted financial measures¹⁾²⁾
Adjusted gross income	28.4	27.0	5%	25.5	11%	77.6	80.7	-4%
Adjusted gross margin	47.7%	48.1%	-	48.4%	-	48.0%	48.2%	-
Adjusted EBIT	9.8	15.5	-37%	6.5	50%	21.5	28.7	-25%
Adjusted EBIT margin	16.4%	27.5%	-	12.4%	-	13.3%	17.2%	-
Adjusted EBITA	10.1	15.8	-36%	6.9	47%	22.6	30.2	-25%
Adjusted EBITA margin	17.0%	28.1%	-	13.1%	-	14.0%	18.0%	-

* Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
¹⁾ Adjusted metrics are adjusted to exclude restructuring charges.
²⁾ Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.

Ericsson | Third quarter report 2026. October 15, 2026.	Group results	2

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures.
‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only.
See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026	QoQ change	Jan-Sep 2026	Jan-Sep 2025	YoY change
Net sales	59.5	56.2	6%	52.7	13%	161.5	167.4	-4%
Organic sales growth*¹⁾	-	-	7%	-	-	-	-	4%
Gross income	28.0	26.8	5%	24.1	16%	75.4	80.0	-6%
Gross margin	47.1%	47.6%	-	45.8%	-	46.7%	47.8%	-
Research and development (R&D) expenses	-11.8	-11.5	3%	-10.5	13%	-35.8	-35.8	0%
Selling and administrative expenses	-7.4	-7.9	-6%	-7.7	-4%	-23.3	-24.7	-6%
Impairment losses on trade receivables	0.1	0.0	52%	0.0	-	-0.1	0.1	-
Other operating income and expenses	0.1	7.7	-99%	0.1	4%	0.2	7.8	-97%
Share of earnings/losses of associated companies	0.0	0.0	-	-0.1	-	-0.2	0.1	-
EBIT	8.9	15.2	-41%	5.9	50%	16.2	27.5	-41%
EBIT margin¹⁾	14.9%	26.9%	-	11.2%	-	10.0%	16.4%	-
EBITA¹⁾	9.2	15.5	-41%	6.3	47%	17.3	28.9	-40%
EBITA margin¹⁾	15.5%	27.6%	-	11.9%	-	10.7%	17.3%	-
Financial income and expenses, net	-0.9	-0.2	-	-0.2	-	-1.3	-0.3	-
Income tax	-2.2	-3.6	-41%	-1.7	30%	-4.2	-7.1	-41%
Net income	5.8	11.3	-49%	4.1	42%	10.8	20.1	-47%
Restructuring charges	-0.9	-0.3	195%	-0.6	49%	-5.3	-1.2	-

Adjusted financial measures¹⁾
Adjusted gross income	28.4	27.0	5%	25.5	11%	77.6	80.7	-4%
Adjusted gross margin	47.7%	48.1%	-	48.4%	-	48.0%	48.2%	-
Adjusted EBIT	9.8	15.5	-37%	6.5	50%	21.5	28.7	-25%
Adjusted EBIT margin	16.4%	27.5%	-	12.4%	-	13.3%	17.2%	-
Adjusted EBITA	10.1	15.8	-36%	6.9	47%	22.6	30.2	-25%
Adjusted EBITA margin	17.0%	28.1%	-	13.1%	-	14.0%	18.0%	-
1) Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
Net sales
Reported sales increased by 6% YoY to SEK 59.5 (56.2) b.
Networks sales increased by 9% to SEK 38.7 b. Cloud Software and Services sales increased by 3% to SEK 15.8 b. Enterprise sales declined by -10% to SEK 4.6 b., reflecting the divestment of iconectiv in Q3 2025. Sales in segment Other were stable at SEK
0.4 b.
Organic sales increased by 7%* YoY primarily driven by
increased Networks sales. Sales grew in market areas North
East Asia, South East Asia, Oceania and India and in market
area Europe, Middle East and Africa. Growth was partly offset by a -1%* decline in market area Americas, reflecting lower sales in
Latin America. Networks sales increased by 9%* with growth in three of the four market areas. Cloud Software and Services
sales grew by 3%*, with growth in three of the four market areas.
Sales in segment Enterprise increased by 1%*.
IPR licensing revenues increased to SEK 3.9 (3.1) b. The
increase was partly driven by retroactive revenue related to previously unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud
Software and Services.
Gross income and margin
Gross margin declined slightly to 47.1% (47.6%), reflecting higher restructuring charges and the impact of the divestment of
iconectiv.
Gross income increased to SEK 28.0 (26.8) b. Higher gross
income in Networks and in Cloud Software and Services was
partly offset by lower gross income in Enterprise following the divestment of iconectiv. Gross margin and gross income
benefited from higher IPR licensing revenues, in part reflecting retroactive revenue related to previously unlicensed periods.
Adjusted gross income increased to SEK 28.4 (27.0) b., with a margin of 47.7% (48.1%).
Research and development (R&D) expenses
R&D expenses increased to SEK -11.8 (-11.5) b., reflecting
higher restructuring charges of SEK -0.3 (0.0) b. Cost-reduction actions offset salary increases.
Selling and administrative (SG&A) expenses
SG&A expenses were SEK -7.4 (-7.9) b., including restructuring charges of SEK -0.3 (-0.1) b. SG&A expenses declined as a
result of cost-reduction actions, with the largest reduction in
Enterprise.
Other operating income and expenses
Other operating income and expenses were SEK 0.1 (7.7) b. The prior-year period included a SEK 7.6 b. capital gain from the divestment of iconectiv.
Restructuring charges
Restructuring charges were SEK -0.9 (-0.3) b. Gross income
included SEK -0.4 (-0.3) b. of restructuring charges, while

Ericsson | Third quarter report 2026. October 15, 2026.	Group results	3
operating expenses included SEK -0.5 (0.0) b. of restructuring charges.
EBITA
EBITA decreased to SEK 9.2 (15.5) b. reflecting a SEK 7.6 b.
capital gain in the prior-year period as well as higher restructuring charges. Profitability improved excluding the capital gain. Gross income improved by SEK 1.2 b. while operating expenses
decreased by SEK 0.2 b. YoY. The EBITA margin was 15.5%
(27.6%).
Adjusted EBITA decreased to SEK 10.1 (15.8) b. reflecting the capital gain in the prior-year period. The adjusted EBITA margin was 17.0% (28.1%).
EBIT
EBIT decreased to SEK 8.9 (15.2) b., reflecting the capital gain in the prior-year period. The EBIT margin was 14.9% (26.9%).
Amortization was stable at SEK -0.4 (-0.4) b.
Adjusted EBIT decreased to SEK 9.8 (15.5) b. reflecting the
capital gain in the prior-year period. The adjusted EBIT margin was 16.4% (27.5%).
Financial income and expenses, net
Financial income and expenses were SEK -0.9 (-0.2) b. Financial net was negatively affected by provisions related to interest expenses associated with the resolution of tax matters and a currency hedge effect of SEK -0.2 (-0.1) b.
Income tax
Taxes were SEK -2.2 (-3.6) b. A tax rate of 28% is expected for the full year, mainly reflecting the impact of elevated restructuring costs and provisions for resolutions of tax matters. The effective tax rate in 2025 was 25%.
Net income
Net income decreased to SEK 5.8 (11.3) b. Diluted EPS was
SEK 1.77 (3.33).
Employees
The number of employees on September 30, 2026, was 85,417
compared with 86,536 on June 30, 2026. On September 30,
2025, the number of employees was 89,898.
Financial highlights, year-to-date (Jan-Sep) development
Reported sales decreased by -4% to SEK 161.5 (167.4) b.
including a negative currency impact of SEK -9.6 b. Sales in
Networks declined by -2% to SEK 104.7 (106.8) b. Sales in Cloud
Software and Services declined by -1% to SEK 42.4 (42.7) b.
Sales in Enterprise declined by -20% to SEK 13.2 (16.5) b.,
including a SEK -2.7 b. impact from the divestment of iconectiv in
2025.
Organic sales increased by 4%*. Sales increased organically
in Networks by 4%*, in Cloud Software and Services by 4%* and
in Enterprise by 3%*.
Organic sales increased in three of the four market areas.
Sales in market area Americas declined slightly, reflecting high deliveries in North America in the prior-year period. IPR licensing revenues declined to SEK 10.4 (11.2) b., as the prior-year period benefited from higher revenues related to previously unlicensed periods.
Gross income decreased to SEK 75.4 (80.0) b. impacted by
lower net sales, a negative currency impact of SEK -4.7 b. and restructuring charges of SEK -2.2 (-0.7) b. Gross margin was
46.7% (47.8%). Adjusted gross income decreased to SEK 77.6
(80.7) b., with a margin of 48.0% (48.2%). Adjusted gross margin was stable in Networks and increased in Cloud Software and
Services. Gross margin in Enterprise declined YoY primarily as a result of the divestment of iconectiv.
EBITA decreased to SEK 17.3 (28.9) b. with a margin of
10.7% (17.3%), impacted by lower net sales, increased
restructuring charges, the divestment of iconectiv, and a negative currency impact of SEK -2.9 b. The prior-year period included a
SEK 7.6 b. capital gain from the divestment of iconectiv. Adjusted
EBITA decreased to
SEK 22.6 (30.2) b., with a margin of 14.0% (18.0%).
EBIT decreased to SEK 16.2 (27.5) b., with a margin of
10.0% (16.4%). Adjusted EBIT was SEK 21.5 (28.7) b., with a
margin of 13.3% (17.2%). Amortization of intangible assets was
SEK -1.1 (-1.5) b.
Net income decreased to SEK 10.8 (20.1) b. including
restructuring charges of SEK -5.3 (-1.2) b. Diluted EPS
decreased to SEK 3.24 (5.94).

Ericsson | Third quarter report 2026. October 15, 2026.	Market area sales	4
Market area sales

SEK b.	Q3 2026	Q3 2025	YoY change	YoY organic growth	Q2 2026	QoQ change	Jan-Sep 2026	Jan-Sep 2025	YoY change	YoY organic growth
Americas	19.8	19.8	0%	-1%	18.8	5%	55.7	60.5	-8%	-1%
Europe, Middle East and Africa	17.5	16.7	4%	4%	16.3	7%	48.0	47.4	1%	5%
South East Asia, Oceania and India	8.8	7.1	24%	25%	5.4	63%	21.1	19.8	7%	14%
North East Asia	4.5	3.8	19%	22%	3.7	22%	11.4	10.8	5%	15%
Other	8.9	8.8	1%	7%	8.5	5%	25.2	28.9	-13%	1%
Of which IPR	3.9	3.1	24%	-	3.4	14%	10.4	11.2	-7%	-
Total	59.5	56.2	6%	7%	52.7	13%	161.5	167.4	-4%	4%
Market Area Americas
Sales decreased by -1%* YoY. Networks sales declined slightly, with a slight increase in North America, supported by project phasing, offset by lower sales in Latin America, mainly reflecting timing of rollout services. Cloud Software and Services sales increased due to acceleration of project deliverables. Reported sales were stable YoY.
Market Area Europe, Middle East and Africa
Sales increased by 4%* YoY. Networks sales grew with
increased sales in the Middle East, supported by ongoing
network modernization and expansion projects. Sales in Europe declined slightly following the gradual completion of
modernization projects. Cloud Software and Services sales
increased across Europe, Middle East and Africa, supported by accelerated project deliverables. Reported sales increased by
4% YoY.
In the quarter, Ericsson announced a multi-year 5G expansion agreement with stc in Saudi Arabia and began the rollout of a next-generation 5G Core network with VodafoneThree in the UK as part of its long-term partnership.
Market Area South East Asia, Oceania and India
Sales increased by 25%* YoY. Networks sales increased as a
result of the timing of project deliveries in South East Asia and
India. Cloud Software and Services sales declined due to project phasing. Reported sales increased by 24% YoY.
In the quarter, Ericsson technology was selected for the first stage of Queensland's next-generation rail communications
network, providing mission-critical private 5G capabilities for rail operations.
Market Area North East Asia
Sales increased by 22%* YoY primarily driven by Japan,
supported by higher project deliveries in Networks and the timing of project milestones in Cloud Software and Services. Reported sales increased by 19% YoY.
In the quarter, NTT DOCOMO selected and began deploying
Ericsson's next-generation RAN Compute platform to support 5G
Advanced and future AI-driven network capabilities.
Market Area Other
Market area Other includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 7%* YoY, with sales growth in IPR licensing revenues, in part reflecting retroactive revenue related to previously unlicensed periods, and a positive hedge effect. Reported sales increased by 1% YoY, impacted by the divestment of iconectiv in Q3 2025.

Ericsson | Third quarter report 2026. October 15, 2026.	Segment results	5
Segment Results
Mobile Networks –
Segment Networks

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026
Net sales	38.7	35.4	9%	33.0
Of which IPR licensing revenues	3.2	2.6	24%	2.8
Organic sales growth	-	-	9%	-
Gross income	19.3	17.7	9%	16.0
Gross margin	49.8%	50.0%	-	48.3%
EBIT	8.4	7.1	19%	6.0
EBIT margin	21.8%	20.0%	-	18.2%
EBITA	8.4	7.1	19%	6.0
EBITA margin	21.8%	20.0%	-	18.3%
Restructuring charges	-0.5	-0.1	-	0.2

Adjusted financial measures
Adjusted gross income	19.4	17.8	10%	16.6
Adjusted gross margin	50.3%	50.1%	-	50.4%
Adjusted EBIT	8.9	7.2	25%	5.8
Adjusted EBIT margin	23.1%	20.2%	-	17.6%
Adjusted EBITA	9.0	7.2	25%	5.8
Adjusted EBITA margin	23.1%	20.3%	-	17.7%
Breakdown of sales into products, services and IPR licensing is available in note 2.
Net sales
Sales increased by 9%* YoY. Organic sales growth was driven by higher sales in market areas North East Asia, South East Asia,
Oceania and India and Europe, Middle East and Africa. Sales
declined slightly in market area Americas. Sales were also
supported by higher IPR licensing revenues, including retroactive revenue related to previously unlicensed periods. Reported sales increased by 9% to SEK 38.7 (35.4) b.
In North East Asia and South East Asia, Oceania and India,
growth was primarily driven by the timing of project deliveries in
Japan and India. Sales grew in Europe, Middle East and Africa, supported by ongoing network modernization and expansion in
the Middle East, partly offset by a slight decline in Europe following the gradual completion of modernization projects. Sales in market area Americas declined slightly, with slight growth in
North America offset by lower sales in Latin America.
Gross income and margin
Adjusted gross income increased to SEK 19.4 (17.8) b.
Adjusted gross margin was 50.3% (50.1%), including a
positive impact from product mix and retroactive IPR licensing revenues, partly offset by increased component costs.
EBITA
Adjusted EBITA increased to SEK 9.0 (7.2) b., driven by higher sales. R&D expenses increased slightly to support the strategy to build high-performance programmable networks, offset by lower
SG&A expenses. The adjusted EBITA margin was 23.1%
(20.3%).
For the rolling four quarters, net sales were SEK 148.9 b. and the adjusted EBITA margin was 21.0%.
Mobile Networks –
Segment Cloud Software and Services

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026
Net sales	15.8	15.3	3%	14.7
Of which IPR licensing revenues	0.7	0.6	24%	0.6
Organic sales growth	-	-	3%	-
Gross income	6.7	6.5	4%	5.9
Gross margin	42.4%	42.1%	-	39.8%
EBIT	1.7	1.7	0%	1.1
EBIT margin	10.9%	11.2%	-	7.8%
EBITA	1.7	1.7	0%	1.1
EBITA margin	10.9%	11.2%	-	7.8%
Restructuring charges	-0.3	-0.2	-	-0.7

Adjusted financial measures
Adjusted gross income	6.9	6.7	3%	6.5
Adjusted gross margin	43.5%	43.6%	-	44.1%
Adjusted EBIT	2.0	1.9	6%	1.8
Adjusted EBIT margin	12.8%	12.5%	-	12.4%
Adjusted EBITA	2.0	1.9	6%	1.8
Adjusted EBITA margin	12.8%	12.5%	-	12.4%
Breakdown of sales into products, services and IPR licensing is available in note 2.
Net sales
Sales increased by 3%* YoY. Organic sales increased in market areas Americas, in Europe, Middle East and Africa and in North
East Asia, while sales declined in South East Asia, Oceania and
India. Sales were supported by higher IPR licensing revenues, including retroactive revenue related to previously unlicensed periods. Reported sales increased by 3% to SEK 15.8 (15.3) b.
Services sales accounted for 62% (65%) of sales.
Sales increased in market areas Americas and Europe, Middle
East and Africa, driven by accelerated project deliverables. Sales increased in market area North East Asia, reflecting the delivery of project milestones in Japan. Sales in South East Asia, Oceania and India declined due to project phasing.
Gross income and margin
Adjusted gross income increased to SEK 6.9 (6.7) b.
Adjusted gross margin was stable at 43.5% (43.6%), with
improvements in delivery performance.
EBITA
Adjusted EBITA was SEK 2.0 (1.9) b. EBITA was supported by
higher sales. Increased R&D investments were largely offset by lower SG&A expenses. The adjusted EBITA margin was 12.8%
(12.5%).
For the rolling four quarters, net sales were SEK 62.4 b. and the adjusted EBITA margin was 13.1%.

Ericsson | Third quarter report 2026. October 15, 2026.	Segment results	6
Enterprise –
Segment Enterprise

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026
Net sales	4.6	5.1	-10%	4.5
Organic sales growth	-	-	1%	-
Gross income	2.3	2.6	-13%	2.3
Gross margin	50.0%	51.6%	-	50.7%
EBIT	-1.0	6.6	-	-1.2
EBIT margin	-21.2%	131.5%	-	-27.1%
EBITA	-0.6	7.0	-	-0.9
EBITA margin	-13.9%	138.1%	-	-19.8%
Restructuring charges	-0.1	0.0	-	-0.1

Adjusted financial measures
Adjusted gross income	2.3	2.6	-13%	2.3
Adjusted gross margin	50.0%	51.6%	-	50.9%
Adjusted EBIT	-0.9	6.7	-	-1.2
Adjusted EBIT margin	-19.3%	132.0%	-	-25.9%
Adjusted EBITA	-0.5	7.0	-	-0.8
Adjusted EBITA margin	-12.1%	138.7%	-	-18.7%
Net sales
Sales increased by 1%* YoY, driven by growth in Technologies and New Businesses. Reported sales decreased by -10% YoY to
SEK 4.6 (5.1) b., reflecting the divestment of iconectiv in Q3
2025.
Sales in Global Communications Platform were broadly stable as sales growth in CPaaS and Network Powered Solutions largely
offset declines in legacy Applications. Sales in Enterprise
Wireless Solutions declined slightly, as continued subscriptions growth was offset by customer hardware order phasing.
Gross income and margin
Adjusted gross income was SEK 2.3 (2.6) b., reflecting the
divestment of iconectiv in Q3 2025. The adjusted gross margin was 50.0% (51.6%).
EBITA (loss)
Adjusted EBITA (loss) was SEK -0.5 (7.0) b., supported by
ongoing efficiency measures. The prior-year period included a
SEK 7.6 b. capital gain from the divestment of iconectiv. Adjusted
EBITA margin was -12.1% (138.7%).
For the rolling four quarters, net sales were SEK 17.8 b. and the adjusted EBITA margin was -22.2%.
Segment Other

SEK b.	Q3 2026	Q3 2025	YoY change	Q2 2026
Net sales	0.4	0.4	-4%	0.4
Organic sales growth	-	-	-5%	-
Gross income	-0.3	0.0	-	0.0
Gross margin	-68.4%	0.0%	-	0.5%
EBIT	-0.3	-0.3	-	0.0
EBIT margin	-81.6%	-71.5%	-	-3.4%
EBITA	-0.3	-0.3	-	0.0
EBITA margin	-81.5%	-71.3%	-	-3.4%
Restructuring charges	0.0	0.0	-	-0.1

Adjusted financial measures
Adjusted gross income	-0.3	0.0	-	0.1
Adjusted gross margin	-65.6%	1.0%		13.3%
Adjusted EBIT	-0.3	-0.3	-	0.0
Adjusted EBIT margin	-78.8%	-70.6%	-	10.9%
Adjusted EBITA	-0.3	-0.3	-	0.0
Adjusted EBITA margin	-78.8%	-70.3%	-	10.9%
Net sales
Reported sales were stable at SEK 0.4 (0.4) b.
Gross income and margin
Adjusted gross income was SEK -0.3 (0.0) b., reflecting a non-
cash impairment charge of SEK -0.3 b. related to Red Bee
Media.
EBITA (loss)
Adjusted EBITA (loss) was SEK -0.3 (-0.3) b. reflecting the
impairment charge. In the prior-year period EBITA was impacted by a revaluation of the Ericsson Ventures portfolio.
For the rolling four quarters, net sales were SEK 1.7 b.

Ericsson | Third quarter report 2026. October 15, 2026.	Cash flow and financial position	7
Cash flow and financial position

Free cash flow bridge, SEK b.	Q3 2026	Q3 2025	Q2 2026	Jan-Sep 2026	Jan-Sep 2025
Adjusted EBITA	10.1	15.8	6.9	22.6	30.2
Depreciation and amortization of non-acquired assets	1.8	1.8	1.6	5.1	5.6
Restructuring charges	-0.9	-0.3	-0.6	-5.3	-1.2
Changes in operating net assets	-3.7	-0.5	-4.4	-2.5	-6.0
Interest paid/received, taxes paid, and other	-0.8	-8.9	-1.6	-4.0	-12.1
Cash flow from operating activities	6.5	7.9	1.9	15.8	16.4
Net capex and other investing activities	-1.1	-0.8	-1.0	-3.2	-2.9
Repayment of lease liabilities	-0.5	-0.5	-0.5	-1.4	-1.7
Free cash flow before M&A	4.9	6.6	0.4	11.2	11.9

Cash flow from operating activities	6.5	7.9	1.9	15.8	16.4
Cash flow from investing activities	1.2	3.2	-3.7	-0.7	-6.4
Cash flow from financing activities	0.4	-1.2	-9.2	-11.1	-5.4

SEK b.	Sep 30 2026	Sep 30 2025	Jun 30 2026
Gross cash	98.0	88.4	91.3
- Borrowings, current	9.5	6.7	9.5
- Borrowings, non-current	27.8	29.9	22.0
Net cash	60.7	51.9	59.8
Equity	111.3	102.5	104.8
Equity ratio (%)	36.9%	36.3%	36.4%
Capital turnover (times)	1.4	1.5	1.4
Return on capital employed (%)	16.5%	22.5%	20.7%
Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
Cash flow
Cash flow from operating activities was SEK 6.5 (7.9) b. driven by earnings and impacted by increased operating net assets.
Quarterly cash flow from operating activities decreased
compared to the prior-year period. Earnings decreased,
reflecting the contribution from the divestment of iconectiv in the prior-year period. Working capital also increased, with higher inventories, reflecting timing of project deliveries and higher component prices.
Cash flow from investing activities was SEK 1.2 (3.2) b. driven by purchases of interest-bearing securities. The prior-year period had a one-time impact of the iconectiv divestment.
Cash flow from financing activities was SEK 0.4 (-1.2) b.
including SEK 4.5 b. of share repurchases and SEK 5.5 b. of
proceeds from new borrowings, reflecting a EUR 500 m. bond
issuance in September.
Financial position
Gross cash increased sequentially by SEK 6.7 b. to SEK 98.0 b., supported by free cash flow before M&A of SEK 4.9 b. and
proceeds from new borrowings, partly offset by share
repurchases.
Net cash increased sequentially by SEK 0.8 b. to SEK 60.7 b.
The average maturity of parent company borrowings was 2.9
years as of September 30, 2026, compared with 2.5 years as of
June 30, 2026.
Liabilities for post-employment benefits decreased
sequentially to SEK 14.3 b. from SEK 18.0 b. The Swedish
defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage
bonds, the liability for post-employment benefits would have been approximately SEK 6.6 b., which is SEK 7.7 b. lower than current DBO.

Ericsson | Third quarter report 2026. October 15, 2026.	Key data points	8
Key data points
Market
Dell’Oro estimates that the global RAN equipment market will remain stable in 2026.
Source: Dell’Oro Mobile RAN Quarterly Report Q126, May 2026.
Ericsson
Net sales
Reported average seasonality last 3 years (2023–2025), %.

	Q4 → Q1	Q1 → Q2	Q2 → Q3	Q3 → Q4
Networks	-25%	+4%	+1%	+17%
Cloud Software and Services	-33%	+13%	+3%	+29%
Net sales may show large variations between quarters, including currency changes.
IPR licensing revenues
Annualized recurring IPR licensing revenues were
approximately SEK 13.5 b.
IPR licensing revenue growth opportunities remain in new
market segments. Optimizing the terms and value of new
agreements and renewals will remain a priority.
Currency exposure
Currency exposure may vary significantly from quarter to quarter.
In 2025, approximately half of net sales were USD-denominated, over 15% of net sales were EUR-denominated, and five other
currencies (INR, JPY, GBP, CNY, AUD) contributed approximately
15% of net sales.
Further currency information is available at:
https://www.ericsson.com/en/investors/financial-reports-and-
presentations/foreign-exchange-rates
Amortization of intangible assets
Amortization of intangible assets is expected to be around
SEK -0.4 b. per quarter in segment Enterprise.
Restructuring charges
Restructuring charges for 2026 are expected to be at elevated levels.
Segments
Increased uncertainty remains in the outlook and in the broader macroeconomic and geopolitical environment.
The Q4 2026 outlook assumes currency rates of USD:SEK 10.0,
EUR:SEK 11.3.
Networks
Sales growth in Q4 2026 is expected to be broadly similar to 3-
year average seasonality.
Adjusted gross margin in Q4 2026 is expected to be in the range of 49% to 51%.
Cloud Software and Services
Sales growth in Q4 2026 is expected to be broadly similar to 3-
year average seasonality.

Ericsson | Third quarter report 2026. October 15, 2026.	Parent Company	9
Parent Company
Income after financial items January – September 2026, was
SEK 30.1 (28.9) b.
At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to
SEK 82.7 (76.3) b.
There was an increase in intercompany lending of SEK 1.0 b.
and an increase in intercompany borrowing of SEK 5.7 b. in the quarter.
At the end of the quarter, non-restricted equity amounted to SEK
54.7 (41.1) b., and total equity amounted to SEK 103.0 (89.4) b.
During the quarter, Ericsson repurchased 49,225,701 Class B
shares for a total consideration of SEK 4.8 b. in accordance with the AGM authorization. Repurchases year-to-date amounted to
78,761,682 Class B shares for SEK 8.1 b. Repurchased shares
are held as treasury shares and presented as a deduction from equity.
As of September 30, 2026, Ericsson held 114,080,663 treasury shares (38,002,276 as of Dec 31, 2025). Repurchased shares
are reflected as a reduction in the average number of shares outstanding and in the calculation of earnings per share.

Ericsson | Third quarter report 2026. October 15, 2026.	Other Information	10
Other information
Legal proceedings involving governmental authorities
In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of
Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not
determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq
investigation did not conclude that Ericsson made or was
responsible for any payments to any terrorist organization.
The Company continues to fully cooperate with the US
Department of Justice (DOJ) in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics concerning historical conduct in jurisdictions including Iraq and Syria and continues to be in discussion with the government on these matters. As additional information
continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remain uncertain.
In April 2019, Ericsson was informed by China’s State
Administration for Market Regulation Anti-monopoly Bureau
(SAMR) that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose
behavioral and financial remedies.
Legal proceedings not involving governmental authorities
In August 2022, a civil lawsuit was filed in the United States
District Court for the District of Columbia against
Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US
military service members, employees of US government
contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the U.S. Anti-Terrorism
Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the
Ericsson defendants filed a motion to dismiss the complaint. On
December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson
defendants, the “Ericsson corporate defendants”), former CEO
Börje Ekholm and a former employee (who has not been served
with process) as additional defendants and also asserted
additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June
2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.
In February 2024, a second civil lawsuit also alleging
violations of the U.S. Anti-Terrorism Act was filed in the United
States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-
Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, former
President and CEO Börje Ekholm and a former employee as
defendants. The new lawsuit was brought by additional US
military service members, employees of US government
contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and
France from 2005 to 2021, as well as by their family members.
The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
In November 2025, a third civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit was filed by a law firm not involved in the August 2022 and February 2024 lawsuits and
involves substantially similar factual allegations and claims to those made in the Anti-Terrorism Act lawsuits filed in August
2022 and February 2024, and similarly names the same Ericsson corporate defendants, former CEO Börje Ekholm and a former
employee as defendants. The new lawsuit was brought by
additional US military service members, employees of US
government contractors and other civilians who were killed or injured in terrorist attacks in France, Afghanistan, and Belgium from 2012 to 2018, as well as by their family members. The
District Court for the District of Columbia has stayed the
proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
In March 2026, a fourth civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit involves substantially similar factual allegations and claims to those made in the Anti-Terrorism
Act lawsuits filed in August 2022, February 2024, and November
2025, and similarly names the same Ericsson corporate
defendants, former CEO Börje Ekholm and a former employee
as defendants. The new lawsuit was brought by additional US
military service members and civilians who were killed or injured in terrorist attacks in Afghanistan, Iraq, Niger, Tajikistan and
Turkey from 2005 to 2018, as well as by their family members.
The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.
In September 2026, a fifth civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the US District Court for the District of Columbia. The lawsuit involves substantially similar factual allegations and claims to those made in the Anti-Terrorism
Act lawsuits filed in August 2022, February 2024, November
2025, and March 2026, and similarly names the same Ericsson
corporate defendants, former CEO Börje Ekholm and a former
employee as defendants. The new lawsuit was brought by a new set of plaintiffs. The defendants will vigorously defend this matter.
Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna

Ericsson | Third quarter report 2026. October 15, 2026.	Other Information	11
District Court, Sweden. 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the
Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019
internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024. On February 14, 2025, the District
Court ordered Ericsson to produce the 2019 internal Iraq
investigation report to the claimants’ external counsel. Ericsson appealed the decision and on August 15, 2025, the Court of
Appeal overturned the District Court’s decision. The claimants appealed, but on March 12, 2026, the Supreme Court refused
leave to appeal. Proceedings on the merits of the case have now resumed in the District Court. Ericsson will continue to vigorously defend this matter.
The Company actively manages its IPR portfolio and its need
for third-party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.
In addition to the proceedings discussed above, the Company
is, and in the future may be, involved in various other regulatory investigations, enforcement actions, lawsuits, claims (including claims by third-parties the Company has indemnified against
infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business and transactions.
PRESS RELEASES

July 21 2026	Ericsson announces change to the Executive Team
October 15 2026	Ericsson announces simplification of Group structure and changes to the Executive Team
Information on the share buyback program and related press
releases is available on the Ericsson investor website at:
Share buyback program

Ericsson | Third quarter report 2026. October 15, 2026.	Risk factors	12
Risk factors
Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of
categories, including, for example, risks relating to technology,
IPR, compliance, project execution, operations, supply chain and sourcing concentration, products and services, customer
concentration, treasury and accounting, the geopolitical
environment, M&A, cybersecurity and occupational health and
safety. Ericsson’s risk management is embedded into strategy development and operational processes, and material Group
risks are regularly assessed and reviewed by executives as
required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the
Ericsson Annual Report 2025 and in the Annual Report on Form
20-F for the year ended December 31, 2025 (in the following, the
“Annual Report 2025”). See also the risks set out in the section titled “Forward-looking statements.”
Date for next report: January 22, 2027.

Ericsson | Third quarter report 2026. October 15, 2026.	Editor's note	13
Editor’s note
Media and analyst briefing
Ericsson invites media, investors and analysts to a conference call and live video webcast at 09:00 AM CEST on October 15,
2026.
Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:
www.ericsson.com/investors and
www.ericsson.com/newsroom
For further information, please contact:
Lars Sandström, Senior Vice President, Chief Financial Officer
Phone: +46 72 161 20 04
E-mail: investor.relations@ericsson.com
Peter Borsos, Vice President,
Head of Group Communications
Phone: +46 70 317 68 00
E-mail: media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680
Torshamnsgatan 21
SE-164 83 Stockholm
Phone: +46 10 719 00 00
www.ericsson.com
Investors
Daniel Morris, Vice President,
Head of Investor Relations
Phone: +44 7386 657217
Lena Häggblom, Director,
Investor Relations
Phone: +46 72 593 27 78
Guido Carlo Ferrante
Investor Relations
Phone: +46 72 467 52 59
E-mail: investor.relations@ericsson.com
Media
Ralf Bagner, Head of Media Relations
Phone: +46 76 128 47 89
Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com

Ericsson | Third quarter report 2026. October 15, 2026.	Forward-looking statements	14
Forward-looking statements
This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,”
“assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,”
“estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,”
“ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements.
These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-
looking statements, including, in particular the following:
–Potential material additional liability resulting from past conduct, including allegations of past conduct that remains
unresolved or unknown in multiple jurisdictions, including Iraq and Syria, which remains the subject of ongoing investigations by Ericsson and US governmental authorities
–Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions, including
Iraq, which remains the subject of ongoing investigations by
Ericsson and US governmental authorities
–The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or
US governmental authorities that the Company’s past conduct
included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability
–Risks related to the Company's ongoing compliance with
obligations under the National Security Agreement entered
into in connection with Ericsson’s acquisition of Vonage
Holdings Corp. (Vonage), which may adversely affect the
Vonage business and subject the Company to additional
liabilities
–Ericsson's goals, strategies, planning assumptions and
operational or financial performance expectations
–Macroeconomic conditions, including inflationary pressures
and effects on customer investments, market recovery and
growth
–Ongoing geopolitical and trade uncertainty, including
challenging global economic conditions, market trends and the imposition of tariffs and sanctions
–Continued growth of mobile communications, the success of
Ericsson's existing and targeted customer base, and
Ericsson's ability to maintain technology leadership
–Success in implementing key strategies, including improving profitability, leading in 6G, capturing 5G market opportunities, capitalizing on network API and Enterprise opportunities,
incorporation of AI technologies into certain products, services and processes and expected benefits from restructuring
activities
–Risks related to cybersecurity and privacy, security and data localization
–Industry trends, future characteristics and development of the markets in which Ericsson operates
–Risks of global operations, including legal and regulatory
requirements and uncertainties, and unfavorable lawsuits and legal proceedings
–Ericsson's future liquidity, capital resources, capital
expenditures, cost savings and profitability, and risks related to financial condition
–The expected demand for Ericsson's existing and new
products and services as well as plans to launch new products and services including research and development
expenditures
–Ericsson's ability to deliver on future plans and achieve future growth
–The expected operational or financial performance of strategic cooperation activities and joint ventures
–Risks related to acquisitions and divestments that may be
disruptive and incur significant expenses, including Ericsson's ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition
–Trends related to Ericsson's industry, including Ericsson's regulatory environment, competition and customer structure
–Intense competition from existing competitors, and new
entrants, including vendor consolidation
–Risks related to the supply chain and single-source or highly concentrated third-party suppliers
–Large, multi-year agreements with limited number of  key
customers, and operator consolidation
–Risks related to intellectual property, key employees, and
unforeseen risks and disruptions due to natural or man-made
events
–Risks related to environmental, social, governance, diversity, equity and inclusion and business conduct
–Other factors included in Ericsson's filings with the US
Securities and Exchange Commission (SEC), including the
factors described throughout this report, included in the
section Risk factors, and in “Risk Factors” in the Annual
Report 2025, as updated by subsequent reports filed with the
SEC.
These forward-looking statements also represent Ericsson's
estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data,  Ericsson has not undertaken to independently verify such third-party data and does not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue
reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents Ericsson files from time to time with Ericsson's regulators that disclose risks and
uncertainties that may affect Ericsson's business. Ericsson
expressly disclaims a duty to provide updates to these forward-
looking statements, and the estimates and assumptions
associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

Ericsson | Third quarter report 2026. October 15, 2026.	Auditors' Review Report	15
Auditors’ Review Report
Introduction
We have reviewed the condensed interim financial information
(interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of
September 30, 2026, and the nine months period then ended.
The Board of Directors and the CEO are responsible for the
preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our
responsibility is to express a conclusion on this interim report based on our review.
Scope of review
We conducted our review in accordance with the International
Standard on Review Engagements ISRE 2410, Review of Interim
Financial Information Performed by the Independent Auditor of
the Entity.
A review consists of making inquiries, primarily of persons
responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing practices in Sweden. The
procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.
Conclusion
Based on our review, nothing has come to our attention that
causes us to believe that the interim report is not, in all material respects, in accordance with IAS 34 and the Swedish Annual
Accounts Act, regarding the Group, and with the Swedish Annual
Accounts Act, regarding the Parent Company.
Stockholm, October 15, 2026
Deloitte AB
Jonas Ståhlberg
Authorized Public Accountant

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements and other information	16
Financial
statements
and other
information

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	17
Financial statements (unaudited)
Condensed consolidated income statement

		Q3			Jan-Sep
SEK million	Note	2026	2025	Change	2026	2025
Net sales	2	59,478	56,239	6%	161,500	167,396
Cost of sales		-31,488	-29,462	7%	-86,089	-87,433
Gross income	2	27,990	26,777	5%	75,411	79,963
Research and development expenses		-11,841	-11,510	3%	-35,810	-35,754
Selling and administrative expenses		-7,411	-7,913	-6%	-23,283	-24,714
Impairment reversals/losses on trade receivables		69	46	52%	-107	112
Operating expenses		-19,183	-19,377	-1%	-59,200	-60,356
Other operating income and expenses¹⁾		93	7,715	-99%	206	7,790
Share of earnings/losses of associated companies		-37	36	-	-192	76
Earnings before financial items and income tax (EBIT)	2	8,864	15,151	-41%	16,226	27,473
Financial income and expenses, net	3	-910	-212	-	-1,282	-252
Income after financial items		7,954	14,939	-47%	14,944	27,221
Income tax		-2,157	-3,639	-41%	-4,184	-7,078
Net income		5,797	11,300	-49%	10,760	20,143

Net income attributable to:
Owners of the Parent Company		5,806	11,149		10,740	19,865
Non-controlling interests		-10	151		20	278
Other information
Average number of shares, basic (million)	8	3,269	3,333		3,305	3,333
Earnings per share, basic (SEK)²⁾	8	1.78	3.34		3.25	5.96
Earnings per share, diluted (SEK)²⁾³⁾	8	1.77	3.33		3.24	5.94
¹⁾ Jan-Sep 2025 and Q3 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv.
²⁾ Based on net income attributable to owners of the Parent Company.
³⁾ Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
Condensed consolidated statement of comprehensive income

	Q3		Jan-Sep
SEK million	2026	2025	2026	2025
Net income	5,797	11,300	10,760	20,143
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	4,531	5,698	5,141	4,881
Revaluation of credit risk on borrowings	34	-93	21	-2
Tax on items that will not be reclassified to profit or loss	-793	-1,143	-921	-1,130
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-186	29	-607	4,684
Reclassification adjustments on gains/losses included in profit or loss	-455	-59	-1,587	263
Translation reserves
Changes in translation reserves	2,096	-1,029	5,558	-10,927
Reclassification to profit or loss	–	1,304	-10	1,358
Share of other comprehensive income of associated companies	10	-8	116	-64
Tax on items that have been or may be reclassified to profit or loss	132	6	452	-1,019
Total other comprehensive income, net of tax	5,369	4,705	8,163	-1,956
Total comprehensive income	11,166	16,005	18,922	18,187

Total comprehensive income attributable to:
Owners of the Parent Company	11,110	15,872	18,841	17,758
Non-controlling interests	55	133	81	429

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	18
Condensed consolidated balance sheet

SEK million	Note	Sep 30 2026	Dec 31 2025
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,611	3,866
Goodwill		50,647	46,882
Customer relationships, IPR and other intangible assets		5,032	5,631
Property, plant and equipment		8,889	8,789
Right-of-use assets		7,123	6,738
Financial assets
Investments in associated companies		1,387	1,507
Other investments in shares and participations	5	2,166	1,909
Customer finance, non-current	5	6	238
Interest-bearing securities, non-current	5	39,175	37,298
Other financial assets, non-current	5	7,338	5,960
Deferred tax assets		18,514	16,851
		143,887	135,669
Current assets
Inventories		35,404	23,451
Contracts assets		8,855	7,333
Trade receivables	5	38,846	40,327
Customer finance, current	5	1,913	852
Current tax assets		5,466	5,030
Other current receivables		8,347	9,920
Interest-bearing securities, current	5	7,697	12,715
Cash and cash equivalents	5	51,087	43,926
		157,614	143,554

Total assets		301,501	279,223

Equity and liabilities
Equity
Stockholders' equity		110,482	109,535
Non-controlling interest in equity of subsidiaries		773	729
		111,255	110,264
Non-current liabilities
Post-employment benefits		14,277	18,648
Provisions, non-current	4	4,253	2,993
Deferred tax liabilities		240	152
Borrowings, non-current	5	27,816	29,165
Lease liabilities, non-current		6,268	5,772
Other non-current liabilities		1,396	1,292
		54,251	58,022
Current liabilities
Provisions, current	4	7,781	5,691
Borrowings, current	5	9,455	3,538
Lease liabilities, current		1,795	1,789
Contract liabilities		40,548	36,867
Trade payables	5	30,380	26,335
Current tax liabilities		6,276	2,679
Other current liabilities		39,760	34,038
		135,995	110,937

Total equity and liabilities		301,501	279,223

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	19
Condensed consolidated statement of cash flows

		Q3		Jan-Sep
SEK million	Note	2026	2025	2026	2025
Operating activities
Net income		5,797	11,300	10,760	20,143
Adjustments for
Taxes		2,459	3,647	4,463	7,350
Earnings/dividends in associated companies		140	50	373	30
Depreciation, amortization and impairment losses	6	2,155	2,129	6,130	7,056
Other		-135	-7,549	-1,213	-7,844
		10,415	9,577	20,512	26,735

Changes in operating net assets
Inventories		-4,086	-680	-10,438	-2,738
Customer finance, current and non-current		-192	372	-719	2,627
Trade receivables and contract assets		-355	-889	3,444	-1,013
Trade payables		613	1,102	1,809	-1,106
Provisions and post-employment benefits		770	-565	2,637	-3,178
Contract liabilities		-5,399	-2,869	1,302	4,398
Other operating assets and liabilities, net		4,922	3,047	-558	-4,970
		-3,728	-482	-2,524	-5,980

Interest received		687	433	1,956	1,567
Interest paid		-273	-328	-1,438	-1,798
Taxes paid		-632	-1,261	-2,701	-4,077

Cash flow from operating activities		6,469	7,939	15,805	16,447

Investing activities
Investments in property, plant and equipment	6	-846	-491	-2,104	-1,781
Sales of property, plant and equipment		84	57	117	136
Acquisitions/divestments of subsidiaries and other operations, net		6	10,064	-304	10,201
Product development	6	-291	-286	-1,053	-786
Purchase of interest-bearing securities		-9,370	-9,633	-29,311	-28,448
Sales of interest-bearing securities		12,843	3,549	33,545	11,821
Other investing activities		-1,216	-106	-1,543	2,454
Cash flow from investing activities		1,209	3,154	-652	-6,403

Financing activities
Proceeds from issuance of borrowings		5,505	–	5,633	198
Repayment of borrowings		–	-26	-207	-537
Dividends paid		0	-1	-5,037	-4,811
Repayment of lease liabilities		-461	-507	-1,433	-1,654
Repurchase of own shares		-4,526	–	-7,760	-116
Other financing activities		-161	-643	-2,333	1,540
Cash flow from financing activities		357	-1,177	-11,137	-5,380

Effect of exchange rate changes on cash		1,361	-841	3,144	-5,854

Net change in cash and cash equivalents		9,396	9,075	7,160	-1,190

Cash and cash equivalents, beginning of period		41,691	33,620	43,926	43,885

Cash and cash equivalents, end of period		51,087	42,695	51,087	42,695

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	20
Condensed consolidated statement of changes in equity

	Jan-Sep
SEK million	2026	2025
Opening balance	110,264	92,983
Total comprehensive income	18,922	18,187
Sale/repurchase of own shares	-8,045	-116
Share issue, net	–	116
Long-term variable compensation plans	155	115
Dividends to shareholders¹⁾	-10,042	-9,545
Transactions with non-controlling interests	–	754
Closing balance	111,255	102,494
¹⁾ Jan-Sep includes SEK 5,004 (4,769) million of dividend approved by the Annual General Meeting on March 31, 2026, which was paid out on October 2 2026.
Condensed consolidated income statement – isolated quarters

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Cost of sales	-31,488	-28,568	-26,033	-36,580	-29,462	-29,483	-28,488
Gross income	27,990	24,122	23,299	32,705	26,777	26,649	26,537
Research and development expenses	-11,841	-10,480	-13,489	-13,098	-11,510	-12,212	-12,032
Selling and administrative expenses	-7,411	-7,736	-8,135	-8,971	-7,913	-8,180	-8,621
Impairment reversals/losses on trade receivables	69	-20	-156	127	46	34	32
Operating expenses	-19,183	-18,237	-21,781	-21,942	-19,377	-20,358	-20,621
Other operating income and expenses¹⁾	93	90	24	420	7,715	67	8
Share of earnings/losses of associated companies	-37	-56	-99	-22	36	33	7
Earnings before financial items and income tax (EBIT)	8,864	5,919	1,443	11,161	15,151	6,391	5,931
Financial income and expenses, net	-910	-178	-193	-80	-212	34	-74
Income after financial items	7,954	5,741	1,250	11,081	14,939	6,425	5,857
Income tax	-2,157	-1,665	-362	-2,510	-3,639	-1,799	-1,640
Net income	5,797	4,076	887	8,571	11,300	4,626	4,217

Net income attributable to:
Owners of the Parent Company	5,806	4,046	888	8,563	11,149	4,567	4,149
Non-controlling interests	-10	30	0	8	151	59	68
Other information
Average number of shares, basic (million)	3,269	3,313	3,333	3,333	3,333	3,333	3,333
Earnings per share, basic (SEK)²⁾	1.78	1.22	0.27	2.57	3.34	1.37	1.25
Earnings per share, diluted (SEK)²⁾³⁾	1.77	1.22	0.27	2.57	3.33	1.37	1.24
¹⁾ Q3 2025 includes a gain of SEK 7.6 billion due to the divestment of iconectiv.
²⁾ Based on net income attributable to owners of the Parent Company.
³⁾ Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	21
Condensed consolidated statement of cash flows – isolated quarters

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	5,797	4,076	887	8,571	11,300	4,626	4,217
Adjustments for
Taxes	2,459	1,652	353	2,724	3,647	1,949	1,754
Earnings/dividends in associated companies	140	64	169	27	50	-22	2
Depreciation, amortization and impairment losses	2,155	1,988	1,987	2,185	2,129	2,177	2,750
Other	-135	-531	-547	-735	-7,549	-410	115
	10,415	7,249	2,849	12,772	9,577	8,320	8,838

Changes in operating net assets
Inventories	-4,086	-4,622	-1,730	3,667	-680	210	-2,268
Customer finance, current and non-current	-192	94	-622	406	372	391	1,864
Trade receivables and contract assets	-355	2,516	1,283	-3,288	-889	188	-312
Trade payables	613	1,667	-471	1,568	1,102	-636	-1,572
Provisions and post-employment benefits	770	-690	2,557	1,743	-565	-298	-2,315
Contract liabilities	-5,399	-1,376	8,077	-2,913	-2,869	-1,329	8,596
Other operating assets and liabilities, net	4,922	-1,985	-3,494	5,175	3,047	-1,187	-6,830
	-3,728	-4,397	5,600	6,358	-482	-2,661	-2,837

Interest received	687	739	531	716	433	458	676
Interest paid	-273	-631	-534	-407	-328	-699	-771
Taxes paid	-632	-1,028	-1,042	-2,932	-1,261	-1,268	-1,548

Cash flow from operating activities	6,469	1,932	7,403	16,507	7,939	4,150	4,358

Investing activities
Investments in property, plant and equipment	-846	-637	-620	-849	-491	-561	-729
Sales of property, plant and equipment	84	23	10	56	57	40	39
Acquisitions/divestments of subs. and other operations, net	6	-238	-72	338	10,064	141	-4
Product development	-291	-384	-378	-352	-286	-193	-307
Purchase of interest-bearing securities	-9,370	-13,548	-6,393	-10,310	-9,633	-12,295	-6,520
Sales of interest-bearing securities	12,843	11,988	8,714	4,867	3,549	2,568	5,704
Other investing activities	-1,216	-926	599	1,216	-106	-562	3,122
Cash flow from investing activities	1,209	-3,721	1,860	-5,034	3,154	-10,862	1,305

Financing activities
Proceeds from issuance of borrowings	5,505	128	–	200	–	198	–
Repayment of borrowings	–	-207	–	-3,001	-26	-432	-79
Dividends paid	0	-5,037	–	-4,734	-1	-4,810	–
Repayment of lease liabilities	-461	-513	-459	-461	-507	-554	-593
Repurchase of own shares	-4,526	-3,224	-10	-6	–	-116	–
Other financing activities	-161	-362	-1,809	-841	-643	2,243	-60
Cash flow from financing activities	357	-9,216	-2,278	-8,843	-1,177	-3,471	-732

Effect of exchange rate changes on cash	1,361	381	1,403	-1,399	-841	-787	-4,226

Net change in cash and cash equivalents	9,396	-10,624	8,388	1,231	9,075	-10,970	705

Cash and cash equivalents, beginning of period	41,691	52,315	43,926	42,695	33,620	44,590	43,885

Cash and cash equivalents, end of period	51,087	41,691	52,315	43,926	42,695	33,620	44,590

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	22
Condensed Parent Company income statement

	Q3		Jan-Sep
SEK million	2026	2025	2026	2025
Net sales	–	–	–	–
Cost of sales	–	–	–	–
Gross income	–	–	–	–
Operating expenses	-192	-371	-733	-1,237
Other operating income and expenses	688	640	2,137	1,956
EBIT	496	269	1,404	719
Financial net	637	9,295	28,741	28,149
Income after financial items	1,133	9,564	30,145	28,868
Transfers to (-) / from untaxed reserves	–	–	–	–
Income tax	-88	-335	-522	-514
Net income	1,045	9,229	29,623	28,354
Condensed Parent Company statement of comprehensive income

	Q3		Jan-Sep
SEK million	2026	2025	2026	2025
Net income	1,045	9,229	29,623	28,354
Other comprehensive income, net of tax	–	–	–	–
Total comprehensive income	1,045	9,229	29,623	28,354

Ericsson | Third quarter report 2026. October 15, 2026.	Financial statements	23
Condensed Parent Company balance sheet

SEK million	Sep 30 2026	Dec 31 2025
Assets
Fixed assets
Intangible assets	135	151
Tangible assets	315	300
Financial assets¹⁾	137,950	135,029
	138,400	135,480
Current assets
Receivables	18,991	19,323
Short-term investments	7,510	12,651
Cash and cash equivalents	36,040	27,807
	62,541	59,781
Total assets	200,941	195,261

Stockholders' equity, provisions and liabilities
Equity
Restricted equity	48,351	48,351
Non-restricted equity	54,672	43,051
	103,023	91,402

Provisions	121	60
Non-current liabilities	27,838	29,164
Current liabilities	69,959	74,635
Total stockholders' equity, provisions and liabilities	200,941	195,261
¹⁾ Of which interest-bearing securities, non-current	39,175	37,298

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	24
Accounting policies and
Explanatory notes (unaudited)
Note 1 – Accounting policies and other
information
Accounting policies for the Group
This condensed consolidated interim financial report for the reporting period ended September 30, 2026, has been prepared in accordance with International Accounting Standard IAS 34
“Interim Financial Reporting”. The term “IFRS Accounting
Standards” used in this document refers to IFRS® Accounting
standards as issued by the International Accounting Standards
Board (IASB) as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and
IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2025, and should be read in
conjunction with that annual report. Amendments to IFRS
Accounting Standards that became effective during 2026 do not have a material impact on the result and financial position of the
Company.
New accounting standards and interpretations
IASB has issued the following new standard with effective date of
January 1, 2027:
– In April 2024, IASB issued a new standard, IFRS 18 that will replace IAS 1 Presentation of Financial Statements. The standard sets out the requirements for the presentation and disclosure of information in the financial statements to ensure better
comparability, consistency and faithful representation of an entity’s assets, liabilities, equity, income, and expenses. The new standard’s biggest impact is on the statement of profit or loss
(income statement), where it includes more specific guidance on how the statement of profit or loss shall be presented mandating certain income and expense classification and subtotals to be presented.
– Impact at transition: The standard is effective for the annual periods beginning on or after January 1, 2027. The Company will apply the new standard as from January 1, 2027. At transition, the Company will apply the new presentation and disclosure
requirements retrospectively for all periods presented. As the standard only impacts the presentation and disclosure
requirements, and not the measurement of any items presented in the financial statements, there will be no effect on retained earnings at transition date. The largest effect is on the
presentation of the income statement where certain items such as foreign exchange differences will be classified differently within the income statement. In addition, there will be new subtotals introduced such as Operating profit. Accordingly, the information for prior years will be restated. The transition note will include a bridge between the IAS 1 presentation and the new IFRS 18
presentation when the standard is applied.
– The Company is still assessing the detailed impact that the transition to IFRS 18 will have on the financial statements.
Other
Rounding differences may occur in the summation of amounts.

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	25
Note 2 – Segment information
Net sales by segment by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	38,696	33,047	32,937	44,200	35,424	35,747	35,643
Of which Products	30,956	24,684	25,549	33,275	26,531	27,622	28,060
Of which Services	7,740	8,363	7,388	10,925	8,893	8,125	7,583
Cloud Software and Services	15,829	14,732	11,833	20,031	15,346	14,363	12,975
Of which Products	5,975	5,569	4,295	8,459	5,431	5,407	4,719
Of which Services	9,853	9,163	7,539	11,572	9,915	8,956	8,256
Enterprise	4,560	4,490	4,168	4,578	5,058	5,548	5,933
Other	393	422	393	476	411	474	474
Total	59,478	52,691	49,332	69,285	56,239	56,132	55,025

2026				2025
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17%	0%	-25%	25%	-1%	0%	-24%
Of which Products	25%	-3%	-23%	25%	-4%	-2%	-23%
Of which Services	-7%	13%	-32%	23%	9%	7%	-26%
Cloud Software and Services	7%	25%	-41%	31%	7%	11%	-33%
Of which Products	7%	30%	-49%	56%	0%	15%	-40%
Of which Services	8%	22%	-35%	17%	11%	8%	-29%
Enterprise	2%	8%	-9%	-9%	-9%	-6%	-3%
Other	-7%	7%	-17%	16%	-13%	0%	-17%
Total	13%	7%	-29%	23%	0%	2%	-25%

2026				2025
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9%	-8%	-8%	-6%	-11%	-5%	6%
Of which Products	17%	-11%	-9%	-9%	-15%	-3%	10%
Of which Services	-13%	3%	-3%	7%	1%	-11%	-9%
Cloud Software and Services	3%	3%	-9%	3%	3%	-5%	-1%
Of which Products	10%	3%	-9%	8%	4%	12%	4%
Of which Services	-1%	2%	-9%	-1%	2%	-14%	-3%
Enterprise	-10%	-19%	-30%	-25%	-20%	-14%	-1%
Other	-4%	-11%	-17%	-16%	-19%	-6%	-20%
Total	6%	-6%	-10%	-5%	-9%	-6%	3%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	104,680	65,984	32,937	151,014	106,814	71,390	35,643
Of which Products	81,189	50,233	25,549	115,488	82,213	55,682	28,060
Of which Services	23,491	15,751	7,388	35,526	24,601	15,708	7,583
Cloud Software and Services	42,394	26,566	11,833	62,715	42,684	27,338	12,975
Of which Products	15,839	9,863	4,295	24,016	15,557	10,126	4,719
Of which Services	26,556	16,702	7,539	38,699	27,127	17,212	8,256
Enterprise	13,219	8,658	4,168	21,117	16,539	11,481	5,933
Other	1,208	815	393	1,835	1,359	948	474
Total	161,500	102,022	49,332	236,681	167,396	111,157	55,025

2026				2025
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-2%	-8%	-8%	-5%	-4%	0%	6%
Of which Products	-1%	-10%	-9%	-5%	-4%	3%	10%
Of which Services	-5%	0%	-3%	-2%	-6%	-10%	-9%
Cloud Software and Services	-1%	-3%	-9%	0%	-1%	-3%	-1%
Of which Products	2%	-3%	-9%	7%	7%	8%	4%
Of which Services	-2%	-3%	-9%	-4%	-5%	-9%	-3%
Enterprise	-20%	-25%	-30%	-15%	-12%	-8%	-1%
Other	-11%	-14%	-17%	-16%	-15%	-14%	-20%
Total	-4%	-8%	-10%	-5%	-4%	-2%	3%

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	26
Gross income by segment by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,272	15,975	16,359	21,648	17,705	17,638	18,112
Cloud Software and Services	6,707	5,868	4,907	8,636	6,463	5,964	5,069
Enterprise	2,280	2,276	2,039	2,386	2,609	3,045	3,338
Other	-269	2	-6	35	0	2	18
Total	27,990	24,122	23,299	32,705	26,777	26,649	26,537

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	51,606	32,334	16,359	75,103	53,455	35,750	18,112
Cloud Software and Services	17,483	10,776	4,907	26,132	17,496	11,033	5,069
Enterprise	6,595	4,315	2,039	11,378	8,992	6,383	3,338
Other	-273	-4	-6	55	20	20	18
Total	75,411	47,421	23,299	112,668	79,963	53,186	26,537
EBIT by segment by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,420	6,006	3,283	9,318	7,075	6,376	7,040
Cloud Software and Services	1,730	1,142	3	3,364	1,721	840	71
Enterprise	-966	-1,215	-1,844	-1,526	6,649	-870	-1,014
Other	-321	-14	1	5	-294	45	-166
Total	8,864	5,919	1,443	11,161	15,151	6,391	5,931

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17,710	9,290	3,283	29,809	20,491	13,416	7,040
Cloud Software and Services	2,875	1,146	3	5,996	2,632	911	71
Enterprise	-4,025	-3,059	-1,844	3,239	4,765	-1,884	-1,014
Other	-334	-14	1	-410	-415	-121	-166
Total	16,226	7,362	1,443	38,634	27,473	12,322	5,931

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	27
Net sales by market area by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Americas	19,817	18,821	17,077	22,928	19,837	19,809	20,859
Europe, Middle East and Africa¹⁾²⁾	17,452	16,261	14,298	23,350	16,730	16,193	14,475
South East Asia, Oceania and India	8,788	5,407	6,946	8,986	7,097	5,505	7,226
North East Asia	4,540	3,734	3,122	5,205	3,825	3,766	3,215
Other¹⁾²⁾	8,881	8,467	7,888	8,816	8,750	10,859	9,250
Total	59,478	52,691	49,332	69,285	56,239	56,132	55,025
¹⁾ Of which in Sweden	581	688	781	1,374	863	686	461
²⁾ Of which in EU	7,574	7,526	7,081	10,663	8,213	8,223	7,566

2026				2025
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Americas	5%	10%	-26%	16%	0%	-5%	-19%
Europe, Middle East and Africa¹⁾²⁾	7%	14%	-39%	40%	3%	12%	-34%
South East Asia, Oceania and India	63%	-22%	-23%	27%	29%	-24%	-14%
North East Asia	22%	20%	-40%	36%	2%	17%	-55%
Other¹⁾²⁾	5%	7%	-11%	1%	-19%	17%	-4%
Total	13%	7%	-29%	23%	0%	2%	-25%
¹⁾ Of which in Sweden	-16%	-12%	-43%	59%	26%	49%	-23%
²⁾ Of which in EU	1%	6%	-34%	30%	0%	9%	-31%

2026				2025
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Americas	0%	-5%	-18%	-11%	-16%	0%	26%
Europe, Middle East and Africa¹⁾²⁾	4%	0%	-1%	7%	-1%	-6%	-5%
South East Asia, Oceania and India	24%	-2%	-4%	6%	-8%	-28%	-16%
North East Asia	19%	-1%	-3%	-27%	4%	-17%	-6%
Other¹⁾²⁾	1%	-22%	-15%	-9%	-13%	4%	-3%
Total	6%	-6%	-10%	-5%	-9%	-6%	3%
¹⁾ Of which in Sweden	-33%	0%	69%	130%	100%	18%	-37%
²⁾ Of which in EU	-8%	-8%	-6%	-2%	1%	-4%	0%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	55,715	35,898	17,077	83,433	60,505	40,668	20,859
Europe, Middle East and Africa¹⁾²⁾	48,011	30,559	14,298	70,748	47,398	30,668	14,475
South East Asia, Oceania and India	21,141	12,352	6,946	28,814	19,828	12,731	7,226
North East Asia	11,396	6,856	3,122	16,011	10,806	6,981	3,215
Other¹⁾²⁾	25,237	16,356	7,888	37,675	28,859	20,109	9,250
Total	161,500	102,022	49,332	236,681	167,396	111,157	55,025
¹⁾ Of which in Sweden	2,050	1,469	781	3,384	2,010	1,147	461
²⁾ Of which in EU	22,181	14,607	7,081	34,665	24,002	15,789	7,566

2026				2025
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	-8%	-12%	-18%	-3%	1%	12%	26%
Europe, Middle East and Africa¹⁾²⁾	1%	0%	-1%	-1%	-4%	-6%	-5%
South East Asia, Oceania and India	7%	-3%	-4%	-11%	-17%	-22%	-16%
North East Asia	5%	-2%	-3%	-15%	-7%	-13%	-6%
Other¹⁾²⁾	-13%	-19%	-15%	-5%	-4%	1%	-3%
Total	-4%	-8%	-10%	-5%	-4%	-2%	3%
¹⁾ Of which in Sweden	2%	28%	69%	45%	15%	-13%	-37%
²⁾ Of which in EU	-8%	-7%	-6%	-2%	-1%	-2%	0%

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	28
Net sales by market area by segment

	Q3 2026					Jan-Sep 2026
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	14,998	4,769	49	0	19,817	42,827	12,724	164	0	55,715
Europe, Middle East and Africa	10,198	6,990	264	0	17,452	28,608	18,702	701	0	48,011
South East Asia, Oceania and India	6,482	2,299	7	0	8,788	15,024	6,087	30	0	21,141
North East Asia	3,615	924	1	0	4,540	8,848	2,544	4	0	11,396
Other¹⁾	3,403	846	4,239	393	8,881	9,372	2,337	12,320	1,207	25,237
Total	38,696	15,829	4,560	393	59,478	104,680	42,394	13,219	1,208	161,500
Share of total	65%	27%	8%	1%	100%	65%	26%	8%	1%	100%
1) Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q3 2026
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	6%	3%	-10%	-	5%
Europe, Middle East and Africa	8%	7%	3%	3%	7%
South East Asia, Oceania and India	87%	19%	-33%	-	63%
North East Asia	26%	6%	0%	-	22%
Other	10%	9%	2%	-7%	5%
Total	17%	7%	2%	-7%	13%

	Q3 2026					Jan-Sep 2026
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
Americas	-1%	5%	-43%	-	0%	-10%	1%	-44%	-100%	-8%
Europe, Middle East and Africa	3%	5%	55%	-	4%	2%	0%	11%	-	1%
South East Asia, Oceania and India	46%	-13%	-30%	-100%	24%	13%	-6%	-18%	-100%	7%
North East Asia	19%	18%	-13%	-	19%	6%	5%	-59%	-	5%
Other	21%	15%	-11%	-4%	1%	-1%	-3%	-21%	-11%	-13%
Total	9%	3%	-10%	-4%	6%	-2%	-1%	-20%	-11%	-4%
Top 5 countries in sales

2026				2025
Country, percentage of net sales¹⁾	Q3	Q2	Q1	Q4	Q3	Q2	Q1
USA	38%	40%	39%	36%	40%	44%	45%
India	5%	4%	8%	5%	5%	4%	7%
United Kingdom	4%	5%	4%	4%	4%	4%	4%
Japan	5%	4%	4%	4%	3%	3%	3%
China	4%	4%	3%	3%	3%	4%	3%

2026				2025
Country, percentage of net sales¹⁾	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
USA	39%	40%	39%	41%	43%	44%	45%
India	6%	6%	8%	5%	5%	6%	7%
United Kingdom	4%	5%	4%	4%	4%	4%	4%
Japan	4%	4%	4%	4%	3%	3%	3%
China	3%	3%	3%	3%	4%	4%	3%
1) Based on Jan-Sep 2026. Includes IPR licensing revenues.
IPR licensing revenues by segment by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3,191	2,796	2,569	2,733	2,569	3,987	2,606
Cloud Software and Services	700	614	564	600	564	875	572
Total	3,891	3,410	3,133	3,333	3,133	4,862	3,178

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,556	5,365	2,569	11,895	9,162	6,593	2,606
Cloud Software and Services	1,878	1,178	564	2,611	2,011	1,447	572
Total	10,434	6,543	3,133	14,506	11,173	8,040	3,178

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	29
Note 3 – Financial income and expenses, net
Financial income and expenses, net

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	554	732	585	620	662	579	619
Financial expenses	-1,216	-680	-594	-580	-735	-927	-805
Net foreign exchange gains/losses	-248	-229	-184	-120	-139	382	112
Total	-910	-178	-193	-80	-212	34	-74

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	1,870	1,316	585	2,480	1,860	1,198	619
Financial expenses	-2,491	-1,274	-594	-3,047	-2,467	-1,732	-805
Net foreign exchange gains/losses	-661	-414	-184	235	355	494	112
Total	-1,282	-372	-193	-332	-252	-40	-74
Note 4 – Provisions
Provisions

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	11,163	11,803	8,684	7,823	8,652	9,093	11,715
Additions	2,093	1,265	6,016	3,005	847	1,830	1,055
Utilization	-1,153	-1,815	-2,898	-1,605	-1,311	-1,853	-3,009
Of which restructuring	-754	-1,064	-546	-721	-813	-837	-1,201
Reversal of excess amounts	-48	-217	-171	-357	-370	-273	-256
Reclassification, translation difference and other	-21	126	172	-182	5	-145	-412
Closing balance	12,034	11,163	11,803	8,684	7,823	8,652	9,093
Of which restructuring	3,915	4,017	4,956	1,889	1,710	2,429	2,720

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	8,684	8,684	8,684	11,715	11,715	11,715	11,715
Additions	9,374	7,281	6,016	6,737	3,732	2,885	1,055
Utilization	-5,865	-4,713	-2,898	-7,778	-6,173	-4,862	-3,009
Of which restructuring	-2,364	-1,610	-546	-3,572	-2,851	-2,038	-1,201
Reversal of excess amounts	-436	-388	-171	-1,256	-899	-529	-256
Reclassification, translation difference and other	277	298	172	-734	-552	-557	-412
Closing balance	12,034	11,163	11,803	8,684	7,823	8,652	9,093
Of which restructuring	3,915	4,017	4,956	1,889	1,710	2,429	2,720

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	30
Note 5 – Financial risk management
There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:
Financial instruments

SEK billion	Sep 30 2026				Dec 31 2025
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through proﬁt or loss
Customer finance¹⁾	1.9			1.9	1.1	–	–	1.1
Interest-bearing securities	46.7	42.2	4.5	–	49.9	45.4	4.5	–
Cash equivalents²⁾	33.2	–	33.2	–	25.3	–	25.3	–
Other financial assets	2.2	0.1	–	2.1	1.9	–	–	1.9
Other current assets	0.3	–	0.3	–	2.9	–	2.9	–

Assets at fair value through OCI
Trade receivables	38.8	–	–	38.8	40.3	–	–	40.3

Assets at amortized costs
Interest-bearing securities	0.2	–	–	–	0.1	–	–	–
Other financial assets	0.0	–	–	–	0.1	–	–	–
Total financial assets	123.3				121.6

Financial liabilities at designated FVTPL
Parent company borrowings	-36.8	-19.5	-17.3	–	-29.6	-18.8	-10.8	–

Financial liabilities at FVTPL
Other current liabilities	-0.7	–	-0.7	–	-0.2	–	-0.2	–

Liabilities at amortized cost
Trade payables	-30.4	–	–	–	-26.3	–	–	–
Borrowings	-0.5	–	–	–	-3.1	–	–	–
Total financial liabilities	-68.4				-59.2
1) Year to date movements of customer finance receivables are as follows: additions of SEK 17.1 billion, disposals and repayments of SEK 16.4 billion. No material revaluation impact in the current period (< SEK 0.1 billion).
2) Total Cash and cash equivalent is SEK 51.1 (43.9 on Dec 31, 2025) billion, of which SEK 33.2 (SEK 25.3 on Dec 31, 2025) billion relating to Cash equivalents are presented in the table above.
Exchange rates used in the consolidation

	Jan-Sep		Jan-Dec
Closing rates to SEK	2026	2025	2025
EUR	11.33	11.06	10.82
USD	9.97	9.42	9.19

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	31
Note 6 – Cash flow
Information on investments
Investments in assets subject to depreciation, amortization, impairment and write-downs

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	846	637	620	849	491	561	729
Capitalized development expenses	291	384	378	352	286	193	307
IPR, brands and other intangible assets	52	36	35	48	81	301	57
Total	1,190	1,058	1,033	1,249	858	1,055	1,093
Depreciation, amortization and impairment losses
Property, plant and equipment	824	698	735	814	812	826	1,029
Capitalized development expenses	452	426	436	446	449	451	444
Goodwill, IPR, brands and other intangible assets	364	358	344	439	365	373	721
Right-of-use assets	515	506	471	486	503	527	556
Total	2,155	1,988	1,986	2,185	2,129	2,177	2,750

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,104	1,257	620	2,630	1,781	1,290	729
Capitalized development expenses	1,053	762	378	1,138	786	500	307
IPR, brands and other intangible assets	124	72	35	487	439	358	57
Total	3,281	2,091	1,033	4,255	3,006	2,148	1,093
Depreciation, amortization and impairment losses
Property, plant and equipment	2,257	1,433	735	3,481	2,667	1,855	1,029
Capitalized development expenses	1,314	862	436	1,790	1,344	895	444
Goodwill, IPR, brands and other intangible assets	1,066	702	344	1,898	1,459	1,094	721
Right-of-use assets	1,493	978	471	2,072	1,586	1,083	556
Total	6,130	3,975	1,986	9,241	7,056	4,927	2,750
Note 7 – Contingent liabilities and Assets pledged as collateral
Contingent liabilities and Assets pledged as collateral

SEK million	Sep 30 2026	Dec 31 2025
Contingent liabilities	4,344	4,091
Assets pledged as collateral	8,966	8,695

Ericsson | Third quarter report 2026. October 15, 2026.	Accounting policies and Explanatory notes	32
Note 8 – Share information
Number of shares and earnings per share

	Q3		Jan-Sep
	2026	2025	2026	2025
Number of shares, end of period (million)	3,371	3,371	3,371	3,371
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,110	3,110	3,110	3,110
Number of treasury shares, end of period (million)	114	38	114	38
Number of shares outstanding, basic, end of period (million)	3,257	3,333	3,257	3,333
Numbers of shares outstanding, diluted, end of period (million)	3,267	3,342	3,267	3,342
Average number of treasury shares (million)	103	38	65	28
Average number of shares outstanding, basic (million)	3,269	3,333	3,305	3,333
Average number of shares outstanding, diluted (million)¹⁾	3,278	3,342	3,314	3,342
Earnings per share, basic (SEK)²⁾	1.78	3.34	3.25	5.96
Earnings per share, diluted (SEK)¹⁾²⁾	1.77	3.33	3.24	5.94
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2) Based on net income attributable to owners of the Parent Company.
The proposed dividend for 2025 of SEK 3.00 per share was
approved by the AGM on March 31, 2026. The first of two equal dividend payments of SEK 1.50 per share was made on April 9,
2026, and the second was made on October 2, 2026.
The AGM resolved to approve the Board of Directors'
proposal on authorization for the Board of Directors to, on one or several occasions prior to the AGM 2027, decide on the
repurchase of the Company's own shares of series B. The
number of shares purchased must at no time result in the
Company's holding exceeding 10 percent of all the shares in the
Company.
During the quarter, Ericsson repurchased 49,225,701 Class B
shares for a total consideration of SEK 4.8 b. in accordance with the AGM authorization. Repurchases year-to-date amounted to
78,761,682 Class B shares for SEK 8.1 b. Repurchased shares
are held as treasury shares and presented as a deduction from equity.
As of September 30, 2026, Ericsson held 114,080,663
treasury shares (38,002,276 as of Dec 31, 2025). Repurchased shares are reflected as a reduction in the average number of shares outstanding and in the calculation of earnings per share.
Note 9 – Employee information
Number of employees

2026				2025
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Americas	13,815	14,136	14,537	15,050	15,346	15,926	15,857
Europe, Middle East and Africa¹⁾	37,744	38,308	38,548	39,045	39,489	40,413	40,677
South East Asia, Oceania and India	24,923	25,050	25,100	25,189	25,358	25,591	25,991
North East Asia	8,935	9,042	9,336	9,542	9,705	10,007	10,341
Total	85,417	86,536	87,521	88,826	89,898	91,937	92,866
¹⁾ Of which in Sweden	12,634	13,013	12,615	12,806	12,967	13,476	13,222

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	33
Alternative performance measures (unaudited)
In this section, the Company presents its Alternative Performance
Measures (APMs), which are not recognized measures of
financial performance under IFRS Accounting Standards. The
presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS Accounting
Standards.
APMs are presented to enhance an investor’s evaluation of
ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.
Management uses these APMs to, among other things,
evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS Accounting Standards.
This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements.
For more information about non-IFRS key operating measures,
see Ericsson Annual Report 2025.
Sales growth adjusted for comparable units and currency
Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

2026				2025
Isolated quarters, year over year change, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Acquired business	–	–	–	–	–	–	–
Net FX impact	-4	1,821	7,755	6,801	4,213	4,672	-1,817
Current period net sales, excluding acquired business & FX impact	59,474	54,511	57,087	76,086	60,452	60,804	53,208
Prior year period net sales adjusted for acquired & divested business	55,682	55,121	53,903	71,474	61,794	59,848	53,325
Organic sales growth (%)	7%	-1%	6%	6%	-2%	2%	0%

2026				2025
Year to date, year over year change, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Acquired business	–	–	–	–	–	–	–
Net FX impact	9,572	9,576	7,755	13,869	7,068	2,855	-1,817
Current period net sales, excluding acquired business & FX impact	171,073	111,598	57,087	250,550	174,464	114,012	53,208
Prior year period net sales adjusted for acquired & divested business	164,705	109,024	53,903	246,441	174,967	113,173	53,325
Organic sales growth (%)	4%	2%	6%	2%	0%	1%	0%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	34
Items excluding restructuring charges and impairments of goodwill and intangible assets
Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	27,990	24,122	23,299	32,705	26,777	26,649	26,537
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Gross margin (%)	47.1%	45.8%	47.2%	47.2%	47.6%	47.5%	48.2%

Gross income	27,990	24,122	23,299	32,705	26,777	26,649	26,537
Restructuring charges included in cost of sales	361	1,359	435	538	271	310	158
Adjusted gross income	28,351	25,481	23,734	33,243	27,048	26,959	26,695
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted gross margin (%)	47.7%	48.4%	48.1%	48.0%	48.1%	48.0%	48.5%

Operating expenses	-19,183	-18,237	-21,781	-21,942	-19,377	-20,358	-20,621
Restructuring charges included in R&D expenses	281	-882	2,595	300	-41	300	20
Restructuring charges included in selling and administrative expenses	251	124	738	259	73	46	103
Operating expenses excluding restructuring charges	-18,651	-18,995	-18,995	-21,383	-19,345	-20,012	-20,498

EBIT	8,864	5,919	1,443	11,161	15,151	6,391	5,931
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
EBIT margin (%)	14.9%	11.2%	2.9%	16.1%	26.9%	11.4%	10.8%

EBIT	8,864	5,919	1,443	11,161	15,151	6,391	5,931
Total restructuring charges	893	601	3,768	1,097	303	656	281
Adjusted EBIT	9,757	6,520	5,211	12,258	15,454	7,047	6,212
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted EBIT margin (%)	16.4%	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

Adjusted EBIT	9,757	6,520	5,211	12,258	15,454	7,047	6,212
Impairment of goodwill and intangible assets	–	2	–	–	–	–	–
Adjusted EBIT excluding impairments of goodwill and intangible assets	9,757	6,521	5,211	12,258	15,454	7,047	6,212
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	16.4%	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	75,411	47,421	23,299	112,668	79,963	53,186	26,537
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Gross margin (%)	46.7%	46.5%	47.2%	47.6%	47.8%	47.8%	48.2%

Gross income	75,411	47,421	23,299	112,668	79,963	53,186	26,537
Restructuring charges included in cost of sales	2,156	1,794	435	1,277	739	468	158
Adjusted gross income	77,567	49,216	23,734	113,945	80,702	53,654	26,695
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted gross margin (%)	48.0%	48.2%	48.1%	48.1%	48.2%	48.3%	48.5%

Operating expenses	-59,200	-40,017	-21,781	-82,298	-60,356	-40,979	-20,621
Restructuring charges included in R&D expenses	1,994	1,713	2,595	579	279	320	20
Restructuring charges included in selling and administrative expenses	1,112	861	738	481	222	149	103
Operating expenses excluding restructuring charges	-56,094	-37,443	-18,448	-81,238	-59,855	-40,510	-20,498

EBIT	16,226	7,362	1,443	38,634	27,473	12,322	5,931
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
EBIT margin (%)	10.0%	7.2%	2.9%	16.3%	16.4%	11.1%	10.8%

EBIT	16,226	7,362	1,443	38,634	27,473	12,322	5,931
Total restructuring charges	5,262	4,369	3,768	2,337	1,240	937	281
Adjusted EBIT	21,488	11,731	5,211	40,971	28,713	13,259	6,212
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted EBIT margin (%)	13.3%	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%

Adjusted EBIT	21,488	11,731	5,211	40,971	28,713	13,259	6,212
Impairment of goodwill and intangible assets	2	2	–	–	–	–	–
Adjusted EBIT excluding impairments of goodwill and intangible assets	21,490	11,733	5,211	40,971	28,713	13,259	6,212
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	13.3%	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	35
EBITA and EBITA margin / Adjusted EBITA and Adjusted EBITA margin
Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.
Adjusted EBITA also expressed as a percentage of net sales.

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	5,797	4,076	887	8,571	11,300	4,626	4,217
Income tax	2,157	1,665	362	2,510	3,639	1,799	1,640
Financial income and expenses, net	910	178	193	80	212	-34	74
Amortizations and write-downs of acquired intangibles	364	358	344	440	365	372	721
Of which segment Enterprise	333	327	307	406	338	346	389
EBITA	9,228	6,277	1,788	11,601	15,516	6,763	6,652
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
EBITA margin (%)	15.5%	11.9%	3.6%	16.7%	27.6%	12.0%	12.1%
Restructuring charges	893	601	3,768	1,097	303	656	281
Adjusted EBITA	10,121	6,878	5,556	12,698	15,819	7,419	6,933
Adjusted EBITA margin (%)	17.0%	13.1%	11.3%	18.3%	28.1%	13.2%	12.6%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	10,760	4,963	887	28,714	20,143	8,843	4,217
Income tax	4,184	2,027	362	9,588	7,078	3,439	1,640
Financial income and expenses, net	1,282	372	193	332	252	40	74
Amortizations and write-downs of acquired intangibles	1,066	702	344	1,898	1,458	1,093	721
Of which segment Enterprise	966	634	307	1,479	1,073	735	389
EBITA	17,292	8,065	1,788	40,532	28,931	13,415	6,652
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
EBITA margin (%)	10.7%	7.9%	3.6%	17.1%	17.3%	12.1%	12.1%
Restructuring charges	5,262	4,369	3,768	2,337	1,240	937	281
Adjusted EBITA	22,554	12,433	5,556	42,869	30,171	14,352	6,933
Adjusted EBITA margin (%)	14.0%	12.2%	11.3%	18.1%	18.0%	12.9%	12.6%
Additionally, Ericsson provides forward-looking targets for
adjusted EBITA margin and Free cash flow before M&A as a
percentage of net sales, which are non-IFRS financial measures.
Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are
dependent on specific items or impacts that are not yet
determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as
currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges.
Accordingly, reconciliation of these non-IFRS forward-looking financial measures are not available without unreasonable efforts.
Such unavailable reconciling items could significantly impact our results of operations and financial condition.
Rolling four quarters of net sales and adjusted EBITA margin (%)
Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

2026				2025
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	230,785	227,546	230,988	236,681	240,309	245,864	249,580
EBITA	28,893	35,182	35,668	40,532	37,554	28,241	23,904
Restructuring charges	6,359	5,769	5,824	2,337	2,866	4,116	5,088
Adjusted EBITA	35,253	40,950	41,492	42,869	40,420	32,357	28,992
Adjusted EBITA margin (%)	15.3%	18.0%	18.0%	18.1%	16.8%	13.2%	11.6%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	36
Gross cash and net cash, end of period
Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).
Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-
current).

2026				2025
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	51,087	41,691	52,315	43,926	42,695	33,620	44,590
+ Interest-bearing securities, current	7,697	12,413	10,775	12,715	8,345	6,790	5,147
+ Interest-bearing securities, non-current	39,175	37,193	36,457	37,298	37,370	32,859	24,436
Gross cash, end of period	97,958	91,297	99,547	93,939	88,410	73,269	74,173
- Borrowings, current	9,455	9,468	9,865	3,538	6,680	7,285	5,597
- Borrowings, non-current	27,816	21,990	21,541	29,165	29,872	29,944	29,929
Net cash, end of period	60,687	59,839	68,141	61,236	51,858	36,040	38,647
Capital employed
Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

2026				2025
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	301,501	287,899	290,393	279,223	282,476	270,555	277,978
Less: Non-interest-bearing provisions and liabilities
Provisions, non-current	-4,253	-4,037	-4,822	-2,993	-2,478	-2,365	-2,541
Deferred tax liabilities	-240	-173	-175	-152	-1,349	-1,390	-1,365
Other non-current liabilities	-1,396	-1,355	-1,327	-1,292	-899	-870	-888
Provisions, current	-7,781	-7,126	-6,981	-5,691	-5,345	-6,287	-6,552
Contract liabilities	-40,548	-45,133	-46,008	-36,867	-40,642	-44,370	-46,757
Trade payables	-30,380	-28,925	-26,719	-26,335	-25,352	-24,804	-26,450
Current tax liabilities	-6,276	-4,669	-3,386	-2,679	-6,069	-3,609	-2,664
Other current liabilities	-39,760	-34,231	-40,327	-34,038	-34,605	-32,521	-41,655
Capital employed	170,866	162,250	160,647	169,176	165,737	154,339	149,106
Capital turnover
Rolling four quarters of net sales divided by five-point average for capital employed.

2026				2025
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales, rolling four quarters	230,785	227,546	230,988	236,681	240,309	245,864	249,580
Average capital employed, rolling five quarters
Capital employed at end of period -4	165,737	154,339	149,106	162,967	153,610	156,496	177,181
Capital employed at end of period -3	169,176	165,737	154,339	149,106	162,967	153,610	156,496
Capital employed at end of period -2	160,647	169,176	165,737	154,339	149,106	162,967	153,610
Capital employed at end of period -1	162,250	160,647	169,176	165,737	154,339	149,106	162,967
Capital employed at end of period	170,866	162,250	160,647	169,176	165,737	154,339	149,106
Average capital employed, rolling five quarters	165,735	162,430	159,801	160,265	157,152	155,304	159,872
Capital turnover (times)	1.4	1.4	1.4	1.5	1.5	1.6	1.6
Return on capital employed
Rolling four quarters of EBIT divided by five-point average for capital employed.

2026				2025
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT, rolling four quarters	27,387	33,675	34,146	38,634	35,431	26,054	6,144
Average capital employed, rolling five quarters
Capital employed at end of period -4	165,737	154,339	149,106	162,967	153,610	156,496	177,181
Capital employed at end of period -3	169,176	165,737	154,339	149,106	162,967	153,610	156,496
Capital employed at end of period -2	160,647	169,176	165,737	154,339	149,106	162,967	153,610
Capital employed at end of period -1	162,250	160,647	169,176	165,737	154,339	149,106	162,967
Capital employed at end of period	170,866	162,250	160,647	169,176	165,737	154,339	149,106
Average capital employed, rolling five quarters	165,735	162,430	159,801	160,265	157,152	155,304	159,872
Return on capital employed (%)	16.5%	20.7%	21.4%	24.1%	22.5%	16.8%	3.8%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	37
Equity ratio
Equity expressed as a percentage of total assets.

2026				2025
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	111,255	104,764	103,133	110,264	102,494	85,699	84,858
Total assets	301,501	287,899	290,393	279,223	282,476	270,555	277,978
Equity ratio (%)	36.9%	36.4%	35.5%	39.5%	36.3%	31.7%	30.5%
Return on equity
Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.
Annualization factor of four is used for isolated quarter.
Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	5,806	4,046	888	8,563	11,149	4,567	4,149
Annualized	23,225	16,182	3,551	34,252	44,596	18,268	16,596
Average stockholders' equity
Stockholders' equity, beginning of period	104,047	102,440	109,535	102,658	86,748	86,039	94,284
Stockholders' equity, end of period	110,482	104,047	102,440	109,535	102,658	86,748	86,039
Average stockholders' equity	107,264	103,243	105,988	106,097	94,703	86,394	90,162
Return on equity (%)	21.7%	15.7%	3.4%	32.3%	47.1%	21.1%	18.4%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	10,740	4,933	888	28,428	19,865	8,716	4,149
Annualized	14,319	9,867	3,551	28,428	26,487	17,432	16,596
Average stockholders' equity
Stockholders' equity, beginning of period	109,535	109,535	109,535	94,284	94,284	94,284	94,284
Stockholders' equity, end of period	110,482	104,047	102,440	109,535	102,658	86,748	86,039
Average stockholders' equity	110,008	106,791	105,988	101,910	98,471	90,516	90,162
Return on equity (%)	13.0%	9.2%	3.4%	27.9%	26.9%	19.3%	18.4%
Operating working capital
Inventories, contract assets, trade receivables, customer finance (current and non-current), advances to suppliers and prepaid expenses less contract liabilities and trade payables.

2026				2025
SEK million	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Inventories	35,404	30,718	25,732	23,451	27,519	27,068	27,649
Contract assets	8,855	8,225	8,526	7,333	7,494	6,618	5,735
Trade receivables	38,846	37,921	39,345	40,327	38,136	39,107	41,428
Customer finance, current	1,913	1,657	1,582	852	1,290	1,879	2,396
Customer finance, non-current	6	26	190	238	242	78	27
Advance payments to suppliers¹⁾	43	39	44	46	39	41	46
Prepaid expenses¹⁾	2,508	2,868	3,015	2,390	2,443	3,025	3,749
Less: Contract liabilities	-40,548	-45,133	-46,008	-36,867	-40,642	-44,370	-46,757
Less: Trade payables	-30,380	-28,925	-26,719	-26,335	-25,352	-24,804	-26,450
Operating working capital	16,646	7,398	5,709	11,435	11,169	8,642	7,823
1) Part of Other current receivables in the consolidated balance sheet.

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	38
Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)
Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.
Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.
Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	6,469	1,932	7,403	16,507	7,939	4,150	4,358
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-846	-637	-620	-849	-491	-561	-729
Sales of property, plant and equipment	84	23	10	56	57	40	39
Product development	-291	-384	-378	-352	-286	-193	-307
Other investments¹⁾	-52	-36	-36	-47	-81	-301	-64
Repayment of lease liabilities	-461	-513	-459	-462	-507	-554	-593
Free cash flow before M&A	4,902	385	5,921	14,853	6,631	2,581	2,704
Acquisitions/divestments of subs and other operations, net	6	-238	-72	338	10,064	141	-4
Free cash flow after M&A	4,908	147	5,849	15,191	16,695	2,722	2,700
Net sales	59,478	52,691	49,332	69,285	56,239	56,132	55,025
Free cash flow before M&A (% of net sales)	8.2%	0.7%	12.0%	21.4%	11.8%	4.6%	4.9%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	15,805	9,336	7,403	32,954	16,447	8,508	4,358
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-2,104	-1,257	-620	-2,630	-1,781	-1,290	-729
Sales of property, plant and equipment	117	33	10	192	136	79	39
Product development	-1,053	-762	-378	-1,138	-786	-500	-307
Other investments¹⁾	-124	-72	-36	-493	-446	-365	-64
Repayment of lease liabilities	-1,433	-971	-459	-2,116	-1,654	-1,147	-593
Free cash flow before M&A	11,207	6,306	5,921	26,769	11,916	5,285	2,704
Acquisitions/divestments of subs and other operations, net	-304	-309	-72	10,539	10,201	137	-4
Free cash flow after M&A	10,904	5,996	5,849	37,308	22,117	5,422	2,700
Net sales	161,500	102,022	49,332	236,681	167,396	111,157	55,025
Free cash flow before M&A (% of net sales)	6.9%	6.2%	12.0%	11.3%	7.1%	4.8%	4.9%
1) Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets, which are not to be part of the definition of Free cash flow.
Sales growth by segment adjusted for comparable units and currency

2026				2025
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9%	-4%	7%	4%	-5%	3%	3%
Cloud Software and Services	3%	5%	4%	12%	9%	1%	-3%
Enterprise	1%	3%	4%	2%	-7%	-6%	-7%
Other	-5%	-6%	-2%	-10%	-15%	-1%	-23%
Total	7%	-1%	6%	6%	-2%	2%	0%

2026				2025
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	4%	1%	7%	1%	0%	3%	3%
Cloud Software and Services	4%	5%	4%	6%	2%	-1%	-3%
Enterprise	3%	4%	4%	-5%	-7%	-6%	-7%
Other	-4%	-4%	-2%	-13%	-14%	-13%	-23%
Total	4%	2%	6%	2%	0%	1%	0%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	39
Sales growth by market area adjusted for comparable units and currency

2026				2025
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Americas	-1%	-1%	-2%	-1%	-8%	10%	20%
Europe, Middle East and Africa	4%	2%	10%	13%	3%	-1%	-7%
South East Asia, Oceania and India	25%	4%	12%	19%	1%	-22%	-17%
North East Asia	22%	8%	15%	-16%	10%	-15%	-8%
Other	7%	-12%	12%	13%	-2%	15%	-6%
Total	7%	-1%	6%	6%	-2%	2%	0%

2026				2025
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Americas	-1%	-2%	-2%	4%	6%	14%	20%
Europe, Middle East and Africa	5%	6%	10%	3%	-2%	-4%	-7%
South East Asia, Oceania and India	14%	8%	12%	-4%	-13%	-19%	-17%
North East Asia	15%	11%	15%	-9%	-5%	-12%	-8%
Other	1%	-1%	12%	5%	3%	5%	-6%
Total	4%	2%	6%	2%	0%	1%	0%
Rolling four quarters of net sales by segment

2026				2025
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	148,880	145,608	148,308	151,014	153,611	158,203	160,135
Cloud Software and Services	62,425	61,943	61,573	62,715	62,141	61,748	62,565
Enterprise	17,796	18,294	19,352	21,117	22,629	23,890	24,826
Other	1,684	1,702	1,754	1,835	1,928	2,023	2,054
Total	230,785	227,546	230,988	236,681	240,309	245,864	249,580
Gross margin by segment by quarter

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	49.8%	48.3%	49.7%	49.0%	50.0%	49.3%	50.8%
Cloud Software and Services	42.4%	39.8%	41.5%	43.1%	42.1%	41.5%	39.1%
Enterprise	50.0%	50.7%	48.9%	52.1%	51.6%	54.9%	56.3%
Other	-68.4%	0.5%	-1.5%	7.4%	0.0%	0.4%	3.8%
Total	47.1%	45.8%	47.2%	47.2%	47.6%	47.5%	48.2%

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	49.3%	49.0%	49.7%	49.7%	50.0%	50.1%	50.8%
Cloud Software and Services	41.2%	40.6%	41.5%	41.7%	41.0%	40.4%	39.1%
Enterprise	49.9%	49.8%	48.9%	53.9%	54.4%	55.6%	56.3%
Other	-22.6%	-0.5%	-1.5%	3.0%	1.5%	2.1%	3.8%
Total	46.7%	46.5%	47.2%	47.6%	47.8%	47.8%	48.2%
EBIT margin by segment by quarter

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.8%	18.2%	10.0%	21.1%	20.0%	17.8%	19.8%
Cloud Software and Services	10.9%	7.8%	0.0%	16.8%	11.2%	5.8%	0.5%
Enterprise	-21.2%	-27.1%	-44.2%	-33.3%	131.5%	-15.7%	-17.1%
Other	-81.6%	-3.4%	0.3%	1.1%	-71.5%	9.5%	-35.0%
Total	14.9%	11.2%	2.9%	16.1%	26.9%	11.4%	10.8%

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.9%	14.1%	10.0%	19.7%	19.2%	18.8%	19.8%
Cloud Software and Services	6.8%	4.3%	0.0%	9.6%	6.2%	3.3%	0.5%
Enterprise	-30.4%	-35.3%	-44.2%	15.3%	28.8%	-16.4%	-17.1%
Other	-27.7%	-1.7%	0.3%	-22.3%	-30.5%	-12.8%	-35.0%
Total	10.0%	7.2%	2.9%	16.3%	16.4%	11.1%	10.8%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	40
EBITA and EBITA margin by segment by quarter

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,449	6,034	3,315	9,348	7,096	6,397	7,367
Cloud Software and Services	1,732	1,146	9	3,368	1,726	845	76
Enterprise	-633	-888	-1,537	-1,120	6,987	-524	-625
Other	-320	-14	1	5	-293	45	-166
Total	9,228	6,277	1,788	11,601	15,516	6,763	6,652

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.8%	18.3%	10.1%	21.1%	20.0%	17.9%	20.7%
Cloud Software and Services	10.9%	7.8%	0.1%	16.8%	11.2%	5.9%	0.6%
Enterprise	-13.9%	-19.8%	-36.9%	-24.5%	138.1%	-9.4%	-10.5%
Other	-81.5%	-3.4%	0.3%	1.1%	-71.3%	9.5%	-35.0%
Total	15.5%	11.9%	3.6%	16.7%	27.6%	12.0%	12.1%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17,798	9,349	3,315	30,208	20,860	13,764	7,367
Cloud Software and Services	2,886	1,154	9	6,015	2,647	921	76
Enterprise	-3,059	-2,425	-1,537	4,718	5,838	-1,149	-625
Other	-334	-13	1	-409	-414	-121	-166
Total	17,292	8,065	1,788	40,532	28,931	13,415	6,652

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.0%	14.2%	10.1%	20.0%	19.5%	19.3%	20.7%
Cloud Software and Services	6.8%	4.3%	0.1%	9.6%	6.2%	3.4%	0.6%
Enterprise	-23.1%	-28.0%	-36.9%	22.3%	35.3%	-10.0%	-10.5%
Other	-27.6%	-1.6%	0.3%	-22.3%	-30.5%	-12.8%	-35.0%
Total	10.7%	7.9%	3.6%	17.1%	17.3%	12.1%	12.1%
Restructuring charges by function

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-361	-1,359	-435	-538	-271	-310	-158
Research and development expenses	-281	882	-2,595	-300	41	-300	-20
Selling and administrative expenses	-251	-124	-738	-259	-73	-46	-103
Total	-893	-601	-3,768	-1,097	-303	-656	-281

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-2,156	-1,794	-435	-1,277	-739	-468	-158
Research and development expenses	-1,994	-1,713	-2,595	-579	-279	-320	-20
Selling and administrative expenses	-1,112	-861	-738	-481	-222	-149	-103
Total	-5,262	-4,369	-3,768	-2,337	-1,240	-937	-281

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	41
Restructuring charges by segment

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-502	198	-3,052	-710	-79	-109	-108
of which cost of sales	-176	-671	-226	-270	-45	-67	-55
of which operating expenses	-326	869	-2,826	-440	-34	-42	-53
Cloud Software and Services	-297	-688	-620	-349	-193	-538	-74
of which cost of sales	-174	-626	-205	-240	-222	-243	-102
of which operating expenses	-123	-62	-415	-109	29	-295	28
Enterprise	-83	-50	-96	-5	-27	-9	-97
of which cost of sales	-1	-8	-5	-1	0	0	1
of which operating expenses	-83	-43	-91	-4	-27	-9	-98
Other	-11	-60	0	-33	-4	0	-2
of which cost of sales	-11	-54	0	-27	-4	0	-2
of which operating expenses	0	-6	0	-6	0	0	0
Total	-893	-601	-3,768	-1,097	-303	-656	-281

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-3,356	-2,854	-3,052	-1,006	-296	-217	-108
of which cost of sales	-1,073	-897	-226	-437	-167	-122	-55
of which operating expenses	-2,283	-1,957	-2,826	-569	-129	-95	-53
Cloud Software and Services	-1,605	-1,308	-620	-1,154	-805	-612	-74
of which cost of sales	-1,005	-831	-205	-807	-567	-345	-102
of which operating expenses	-600	-477	-415	-347	-238	-267	28
Enterprise	-230	-147	-96	-138	-133	-106	-97
of which cost of sales	-13	-13	-5	0	1	1	1
of which operating expenses	-217	-134	-91	-138	-134	-107	-98
Other	-71	-60	0	-39	-6	-2	-2
of which cost of sales	-65	-54	0	-33	-6	-2	-2
of which operating expenses	-6	-6	0	-6	0	0	0
Total	-5,262	-4,369	-3,768	-2,337	-1,240	-937	-281
Adjusted gross income and Adjusted gross margin by segment

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,447	16,647	16,585	21,918	17,750	17,705	18,167
Cloud Software and Services	6,881	6,494	5,112	8,876	6,685	6,207	5,171
Enterprise	2,281	2,284	2,044	2,387	2,609	3,045	3,337
Other	-258	56	-6	62	4	2	20
Total	28,351	25,481	23,734	33,243	27,048	26,959	26,695

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	50.3%	50.4%	50.4%	49.6%	50.1%	49.5%	51.0%
Cloud Software and Services	43.5%	44.1%	43.2%	44.3%	43.6%	43.2%	39.9%
Enterprise	50.0%	50.9%	49.0%	52.1%	51.6%	54.9%	56.2%
Other	-65.6%	13.3%	-1.5%	13.0%	1.0%	0.4%	4.2%
Total	47.7%	48.4%	48.1%	48.0%	48.1%	48.0%	48.5%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	52,679	33,231	16,585	75,540	53,622	35,872	18,167
Cloud Software and Services	18,488	11,607	5,112	26,939	18,063	11,378	5,171
Enterprise	6,608	4,328	2,044	11,378	8,991	6,382	3,337
Other	-208	50	-6	88	26	22	20
Total	77,567	49,216	23,734	113,945	80,702	53,654	26,695

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	50.3%	50.4%	50.4%	50.0%	50.2%	50.2%	51.0%
Cloud Software and Services	43.6%	43.7%	43.2%	43.0%	42.3%	41.6%	39.9%
Enterprise	50.0%	50.0%	49.0%	53.9%	54.4%	55.6%	56.2%
Other	-17.2%	6.1%	-1.5%	4.8%	1.9%	2.3%	4.2%
Total	48.0%	48.2%	48.1%	48.1%	48.2%	48.3%	48.5%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	42
Adjusted EBIT and Adjusted EBIT margin by segment

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,922	5,808	6,335	10,028	7,154	6,485	7,148
Cloud Software and Services	2,027	1,830	623	3,713	1,914	1,378	145
Enterprise	-882	-1,165	-1,748	-1,521	6,676	-861	-917
Other	-310	46	1	38	-290	45	-164
Total	9,757	6,520	5,211	12,258	15,454	7,047	6,212

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.1%	17.6%	19.2%	22.7%	20.2%	18.1%	20.1%
Cloud Software and Services	12.8%	12.4%	5.3%	18.5%	12.5%	9.6%	1.1%
Enterprise	-19.3%	-25.9%	-41.9%	-33.2%	132.0%	-15.5%	-15.5%
Other	-78.8%	10.9%	0.3%	8.0%	-70.6%	9.5%	-34.6%
Total	16.4%	12.4%	10.6%	17.7%	27.5%	12.6%	11.3%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21,065	12,143	6,335	30,815	20,787	13,633	7,148
Cloud Software and Services	4,480	2,454	623	7,150	3,437	1,523	145
Enterprise	-3,795	-2,912	-1,748	3,377	4,898	-1,778	-917
Other	-263	47	1	-371	-409	-119	-164
Total	21,488	11,731	5,211	40,971	28,713	13,259	6,212

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.1%	18.4%	19.2%	20.4%	19.5%	19.1%	20.1%
Cloud Software and Services	10.6%	9.2%	5.3%	11.4%	8.1%	5.6%	1.1%
Enterprise	-28.7%	-33.6%	-41.9%	16.0%	29.6%	-15.5%	-15.5%
Other	-21.8%	5.7%	0.3%	-20.2%	-30.1%	-12.6%	-34.6%
Total	13.3%	11.5%	10.6%	17.3%	17.2%	11.9%	11.3%
Rolling four quarters of adjusted EBITA margin by segment (%)

2026				2025
Rolling four quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.0%	20.2%	20.3%	20.7%	20.4%	20.4%	19.3%
Cloud Software and Services	13.1%	13.1%	12.4%	11.4%	8.5%	6.1%	4.0%
Enterprise	-22.2%	19.8%	20.4%	23.0%	21.2%	-12.6%	-15.0%
Other	-13.3%	-12.0%	-11.7%	-20.2%	-46.5%	-30.4%	-35.5%
Total	15.3%	18.0%	18.0%	18.1%	16.8%	13.2%	11.6%

Ericsson | Third quarter report 2026. October 15, 2026.	Alternative performance measures	43
Adjusted EBITA and Adjusted EBITA margin by segment

2026				2025
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,951	5,836	6,367	10,058	7,175	6,506	7,475
Cloud Software and Services	2,029	1,834	629	3,717	1,919	1,383	150
Enterprise	-550	-838	-1,441	-1,115	7,014	-515	-528
Other	-309	46	1	38	-289	45	-164
Total	10,121	6,878	5,556	12,698	15,819	7,419	6,933

2026				2025
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.1%	17.7%	19.3%	22.8%	20.3%	18.2%	21.0%
Cloud Software and Services	12.8%	12.4%	5.3%	18.6%	12.5%	9.6%	1.2%
Enterprise	-12.1%	-18.7%	-34.6%	-24.4%	138.7%	-9.3%	-8.9%
Other	-78.8%	10.9%	0.3%	8.0%	-70.3%	9.5%	-34.6%
Total	17.0%	13.1%	11.3%	18.3%	28.1%	13.2%	12.6%

2026				2025
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21,154	12,202	6,367	31,214	21,156	13,981	7,475
Cloud Software and Services	4,491	2,463	629	7,169	3,452	1,533	150
Enterprise	-2,828	-2,279	-1,441	4,856	5,971	-1,043	-528
Other	-263	47	1	-370	-408	-119	-164
Total	22,554	12,433	5,556	42,869	30,171	14,352	6,933

2026				2025
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.2%	18.5%	19.3%	20.7%	19.8%	19.6%	21.0%
Cloud Software and Services	10.6%	9.3%	5.3%	11.4%	8.1%	5.6%	1.2%
Enterprise	-21.4%	-26.3%	-34.6%	23.0%	36.1%	-9.1%	-8.9%
Other	-21.7%	5.8%	0.3%	-20.2%	-30.0%	-12.6%	-34.6%
Total	14.0%	12.2%	11.3%	18.1%	18.0%	12.9%	12.6%
Operating working capital days
Inventory turnover days (ITO): Five quarter average inventory divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.
Days sales outstanding (DSO): Five quarter average of
contract assets, trade receivables and customer finance (current and non-current) less contract liabilities divided by four quarter rolling net sales multiplied by 365, expressed as number of days.
Days payables outstanding (DPO): Five quarter average of
advances to suppliers and prepaid expenses less trade payables divided by four quarter rolling absolute value of cost of sales excluding restructuring charges multiplied by 365, expressed as number of days.
Operating working capital days: ITO plus DSO less DPO

2026				2025
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Inventory turnover days (ITO)	87	83	80	79	80	80	81
Days sales outstanding (DSO)	11	9	9	12	11	14	17
Less: Days payables outstanding (DPO)	-76	-73	-70	-71	-68	-66	-64
Operating working capital days	22	19	19	20	23	28	34